The Source of Our STRENGTH

2025 Proxy Statement and Notice of Annual Meeting of Stockholders


GIN MARE
JACK DANIEL'S
No 7
Tennessee
WHISKEY
DISTILLER'S SELECT
WOODFORD RESERVE
KENTUCKY STRAIGHT BOURBON WHISKEY
DIPLOMÁTICO
JACK DANIEL'S
Tennessee
HONEY
THE FIRST BOTTLED BOURBON
OLD FORESTER
KENTUCKY
STRAIGHT BOURBON WHISKY
1924
10-YEAR-OLD
HERRADURA
REPOSADO
TEQUILA
The
GLENDRONACH
Highland Single Malt
Scotch Whisky
SHERRY CASK MATURED
12

BROWN-FORMAN



JACK DANIEL'S
Tennessee
HONEY
JACK DANIEL'S
Tennessee
APPLE
JACK DANIEL'S
BONDED
JACK DANIEL'S
14
TENNESSEE WHISKEY
JACK DANIEL'S
SINGLE BARREL

OLD
No. 7
BRAND
JACK DANIEL'S
EVERY DROP MADE IN TENNESSEE
JACK DANIEL'S
OLD
No. 7
BRAND
QUALITY
Tennessee
SOUR MASH
WHISKEY
DISTILLED AND BOTTLED BY
JACK DANIEL DISTILLERY
LYNCHBURG, TENNESSEE, USA
EST. & REG. IN 1866
40% ALC/VOL 80 PROOF 1.75L
BARRELED AND AGED AT DISTILLERY

THE SOURCE OF OUR

STRENGTH

Brown-Forman Corporation has been building exceptional spirits brands for more than 155 years, responsibly upholding our founding promise of "Nothing Better in the Market."

Dear Brown-Forman Stockholder,

It is our pleasure to invite you to attend Brown-Forman Corporation's 2025 Annual Meeting of Stockholders on **Thursday, July 24, 2025,** at 9:30 A.M. (Eastern Daylight Time).



Lawson E. Whiting and Campbell P. Brown

The meeting will be held in person at the Kentucky Center for the Performing Arts in Louisville, Kentucky. Please see the Notice of Annual Meeting of Stockholders on page 3 for more information.

Your vote is important to us. Please complete and return your proxy card, or vote by telephone or online as soon as possible, even if you plan to attend the Annual Meeting in person.

We hope you join us on July 24. On behalf of the Board of Directors, thank you for your continued support.

Very truly yours,

Campbell P. Brown
Chair of the Board of Directors

Lawson E. Whiting
President and Chief Executive Officer

June 20, 2025

Notice of Annual Meeting **of Stockholders**

 **DATE:**
Thursday,
July 24, 2025

 **TIME:**
9:30 A.M.
(Eastern
Daylight Time)

 **LOCATION:**
The Annual Meeting will be held in person at:
Kentucky Center for the Performing Arts
501 West Main Street, Louisville, Kentucky 40202

Purpose

We are holding this meeting to:

elect the eleven director nominees named in this Proxy Statement;

ratify the selection of the independent registered public accounting firm for fiscal 2026; and

transact any other business that may properly come before the Annual Meeting or any adjournment or postponement of it.

Record Date

Holders of record of Class A common stock at the close of business on June 9, 2025, are entitled to vote at the Annual Meeting or any adjournment or postponement of it.

Voting

Your vote is very important. Even if you plan to attend the Annual Meeting in person, we encourage you to complete, sign, and date the enclosed proxy card and return it in the enclosed envelope, or you may submit your proxy by telephone at (800) 690-6903 or online at *proxyvote.com* before the Annual Meeting so your shares are represented and voted at the meeting. Submitting your proxy in advance will not prevent you from voting your shares in person at the Annual Meeting if you wish, because you can choose to revoke your vote by proxy. Instructions on telephone and online voting are on the proxy card enclosed with this Proxy Statement.

Louisville, Kentucky
June 20, 2025

Michael E Carr

By order of the Board of Directors
Michael E. Carr, Jr., Secretary

Attending the Annual Meeting

We are committed to providing a safe, secure environment for our stockholders, directors, employees, and guests. Please observe the following procedures if you plan to attend the Annual Meeting.



Before the meeting: Please register by July 9, 2025, to attend the Annual Meeting in person. You may register online at *ams.b-f.com* or by contacting Investor Relations at (502) 774-7554 or at *Investor_Relations@b-f.com*.

When you arrive: You can park at the Riverfront Garage operated by PARC located on Sixth Street between Main Street and River Road. Check-in will begin at 8:30 A.M. (Eastern Daylight Time) in the main lobby of the Kentucky Center for the Performing Arts.

What to bring: Please bring a photo ID. If your shares are registered in the name of a bank, broker, or other holder of record, please also bring a document showing your stock ownership at the close of business on June 9, 2025, the record date for the Annual Meeting (such as the voting instruction form that was sent to you or a brokerage statement).

Seating is limited. If you do not register in advance, you may still be admitted, if seats are available, by presenting a photo ID along with your proxy card, voting instruction form, brokerage statement, or other documentation of stock ownership at the close of business on the record date for the Annual Meeting.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 24, 2025

The Notice of Annual Meeting, Proxy Statement, and Integrated Annual Report, which includes our Annual Report on Form 10-K for fiscal 2025, are available at *investors.brown-forman.com* and at *proxyvote.com*.

The Source of Our
STRENGTH

The Power
of Our
People



Our history of resilience and growth, combined with a clear vision for expanding our reach in promising new markets, sets a compelling course for the future.

Campbell P. Brown
Chair of the Board of Directors

Table of Contents



Proxy Summary

This section highlights information that we discuss in more detail in this Proxy Statement. As it is only a summary, we encourage you to read the entire Proxy Statement before you vote.

Annual Meeting of Stockholders



Date:
Thursday, July 24, 2025

Time:
9:30 A.M. (Eastern Daylight Time)

Location:
Kentucky Center for the Performing Arts
501 West Main Street
Louisville, Kentucky 40202

Date of Distribution:
The Notice of Annual Meeting of Stockholders, Proxy Statement, Integrated Annual Report, and proxy card will first be made available or mailed on or about June 20, 2025.

Performance and Compensation Highlights

At Brown-Forman, we believe that in order to deliver the best value for our stockholders, we need to attract, motivate, reward, and retain a talented and dynamic team of executives. We believe that our executive compensation program, described in this Proxy Statement, allows us to do just that by linking executive pay to our Company's performance, both during the most recent fiscal year and over time.

The charts on page 29 compare basic trends in our Company's performance with trends in the compensation of our President and Chief Executive Officer, Lawson E. Whiting. We use a variety of financial measurements to show the long-term value that strong leadership generates for our stockholders.

Proposals for Stockholder Voting

PROPOSAL	OUR BOARD'S VOTING RECOMMENDATIONS	WHERE TO FIND DETAILS
Election of eleven director nominees	✓ **FOR all nominees**	**Pages 20–23**
Ratification of the selection of the independent registered public accounting firm for fiscal 2026	✓ **FOR ratification**	**Page 27**

In addition, stockholders may be asked to vote on any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Our Director Nominees to the Board

Our Board of Directors is asking the holders of the Company's Class A common stock to vote on the election of the eleven director nominees named below. Each director nominee was recommended by the Corporate Governance and Nominating Committee and nominated by the Board of Directors. You can find more details about each director nominee's experience, qualifications, attributes, and skills under "Proposal 1: Election of Directors" beginning on page 20.

BOARD NOMINEES			COMMITTEE MEMBERSHIP AS OF APRIL 30, 2025			
Nominee Name & Occupation	Director Since	Director Category	Audit	Comp	Corp Gov & Nom	Exec
Campbell P. Brown Chair of the Board, Brown-Forman Corporation	2016	BF			●	C
Elizabeth M. Brown Former President, Dendrifund, Inc.	2023	BF				
Mark A. Clouse President, Washington Commanders	2022	I		●		
Marshall B. Farrer Executive Vice President, Chief Strategic Growth Officer, Brown-Forman Corporation	2016	BF,M				
W. Austin Musselman, Jr. Managing Member, White Oak Investments LLC, and Owner and Manager, Ashbourne Farms	2024	BF				
Michael J. Roney Retired Chief Executive Officer, Bunzl plc	2014	I	C		●	
Jan E. Singer Former Chief Executive Officer, J.Crew	2022	I		C	●	
Tracy L. Skeans Chief Operating Officer and Chief People & Culture Officer, Yum! Brands, Inc.	2018	I		●	C	
Elizabeth A. Smith Executive Chair, Revlon Group Holdings LLC	2023	I	●			
Michael A. Todman Retired Vice Chairman, Whirlpool Corporation	2014	I	●		●	●
Lawson E. Whiting President and Chief Executive Officer, Brown-Forman Corporation	2018	M				●

BF=Brown Family Director   **M**=Management Director   **I**=Independent Director   **C**=Committee Chair   ●=Committee Member

Fiscal 2025

14.4%

return on average invested capital

$420M

total returned to stockholders through regular dividends

"In an increasingly complex environment, it is more critical than ever for us to lean into the source of our strength. In fiscal 2025, we made strategic, forward-looking decisions—investing in key brands and geographies, sharpening our focus, and strengthening our capabilities—to ensure we are positioned for long-term success. I remain confident in our strategy, our people, and our resilience as we navigate the future.

Lawson E. Whiting
President and Chief Executive Officer

Annual Meeting
Information

About Your Proxy Materials

Our Board of Directors (the Board) is requesting, or "soliciting," proxies for our Annual Meeting of Stockholders to be held on Thursday, July 24, 2025 (the Annual Meeting). This means that you can vote your shares "by proxy" at the Annual Meeting by telling us how to vote your shares, even if you cannot attend the Annual Meeting.

The information in this Proxy Statement and the accompanying materials will help you decide how to vote on the matters we will consider at the Annual Meeting. We began mailing this Proxy Statement and the accompanying materials, and also made them available online, on or about June 20, 2025, to holders of record of our Class A and Class B common stock at the close of business on June 9, 2025, which is the "record date" for the Annual Meeting.

The Notice of Annual Meeting, Proxy Statement, and Integrated Annual Report, which includes our Annual Report on Form 10-K for fiscal 2025, are available at *investors.brown-forman.com* and at *proxyvote.com*. You can request additional printed copies at any time using the contact information below.

> Please let us know as soon as possible how you would like your shares voted. See "How to Vote" on the next page for details.

CONTACT INFORMATION

For information about your stock ownership or other stockholder services, please contact Investor Relations by telephone at (502) 774-7554, by e-mail at *Investor_Relations@b-f.com*, or by mail at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210.

REDUCING DUPLICATE MAILINGS

The Securities and Exchange Commission (SEC) permits us to deliver a single Proxy Statement and Integrated Annual Report to stockholders who share the same address and last name. This helps us reduce our printing costs, postage fees, and the environmental impact of our Annual Meeting. However, even if your household receives only one Proxy Statement and Integrated Annual Report, each holder of the Company's



Class A common stock will receive an individual proxy card. If you would like to enroll in this "householding" process, or if your household is already enrolled but you prefer to opt out of householding for next year, please inform us using the Investor Relations contact information in the prior section and we will promptly fulfill your request.

Attending the Annual Meeting

Although only holders of the Company's Class A common stock may vote at the Annual Meeting, holders of both the Company's Class A and Class B common stock who owned their shares as of the record date (or their legal proxies) are welcome to attend the Annual Meeting.

If you plan to attend the Annual Meeting, please register by July 9, 2025, online at *ams.b-f.com* or by contacting Investor Relations. Please bring a photo ID and, if your shares are registered in the name of a bank, broker, or other holder of record, documentation (such as the voting instruction form that was sent to you or a brokerage statement) to show that you were a stockholder at the close of business on the record date for the Annual Meeting. The meeting facility will open at 8:30 A.M. (Eastern Daylight Time) on Thursday, July 24, 2025, for registration and check-in, and the Annual Meeting will start at 9:30 A.M. (Eastern Daylight Time).

If you cannot attend the Annual Meeting, a recording of the meeting will be posted to our Investor Relations website at *investors.brown-forman.com* within 24 hours following the Annual Meeting.

Voting

WHO MAY VOTE

If you held shares of Class A common stock at the close of business on the record date, you (or your legal proxy) can vote at the Annual Meeting. At the close of business on the record date, there were 169,143,808 shares of Class A common stock outstanding and entitled to vote at the Annual Meeting. Each share of Class A common stock is entitled to one vote.

If you purchased Class A common stock after the record date, you can vote those shares only if you receive a proxy to do so from the person who held the shares on the record date. If you receive more than one proxy card or voting instruction form, you should complete, sign, date, and return each one (or follow the telephone or online voting instructions) because each card represents different shares.

At the close of business on the record date, there were 303,608,875 shares of Class B common stock outstanding. Class B shares are not entitled to vote.



HOW TO VOTE

STOCKHOLDERS OF RECORD. If your shares are registered directly in your name with our stock transfer agent, Computershare, you are considered the "stockholder of record" of those shares. If you are a stockholder of record of Class A common stock, you can give a proxy to be voted at the Annual Meeting:

- by telephone by calling (800) 690-6903
- online at proxyvote.com
- by completing, signing, dating, and mailing the enclosed proxy card in the envelope provided

Even if you plan to attend the Annual Meeting, we encourage you to submit a proxy in advance. If you are voting by telephone or online, we must receive your proxy by 11:59 P.M. (Eastern Daylight Time) on Wednesday, July 23, 2025, to ensure your vote is recorded. To override a proxy or change your voting instructions, see "Changing Your Vote" on the next page.

The telephone and online voting procedures are designed to authenticate your identity, enable you to give voting instructions, and confirm that your instructions are recorded properly. Your proxy will authorize the individuals named on the proxy card to vote your shares as you direct. These individuals can also vote your shares as they see fit on any other matter properly presented for a vote at the Annual Meeting. If for any reason a director nominee is not available to serve, the individuals named as proxy holders can vote your shares at the Annual Meeting for another nominee. The proxy holders for this year's Annual Meeting are Campbell P. Brown, Lawson E. Whiting, and Michael E. Carr, Jr.

If you are a stockholder of record and you sign and return your proxy card (or give your proxy by telephone or online) without specifying how you want your shares voted, our proxy holders will vote your shares "FOR" the election of each of the director nominees to the Board and "FOR" the ratification of the selection of the independent registered public accounting firm for fiscal 2026. If any other matter properly comes before the Annual Meeting, the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, using their own discretion.

You can also vote in person at the Annual Meeting. For more information about how to attend the Annual Meeting, please see "Attending the Annual Meeting" on page 8.

"STREET NAME" STOCKHOLDERS. If your shares are held in a stock brokerage account or by a bank (known as holding shares in **"street name"**), you have the right to instruct your broker or bank how to vote your shares, and the broker or bank must vote as you direct. To provide those instructions by mail, please complete, sign, date, and return your voting instruction form in the accompanying postage-paid envelope. Or, if the broker or bank that holds your shares offers online or telephone voting, you will receive information about how to submit your voting instructions using those methods.



9

If you are a street name stockholder, and you do not instruct your broker how to vote your shares, your broker can vote your shares only under limited circumstances. Under the rules of the New York Stock Exchange (NYSE), brokers that hold your shares can generally use their discretion to vote on "routine" matters but not on "non-routine" matters. While the ratification of the selection of the independent registered public accounting firm for fiscal 2026 is considered a "routine" matter, the election of directors is considered a "non-routine" matter. If your broker does not receive voting instructions from you on how to vote your shares on "non-routine" matters and you do not vote on such matters at the Annual Meeting, your shares will not be voted on such matters. (This is known as a "broker non-vote.")

CHANGING YOUR VOTE

If you are a **stockholder of record**, you can change your vote by submitting another proxy by telephone or online, by mailing another properly signed proxy card bearing a later date than your original one, or by attending the Annual Meeting and casting your vote during the Annual Meeting. You also may revoke a proxy that you previously provided by delivering timely written notice of revocation to our Secretary, at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, or at *Secretary@b-f.com*.

If you hold your shares in **street name** and you wish to change or revoke your voting instructions, please refer to the materials your broker or bank provided to you for instructions.

QUORUM REQUIREMENTS

Your vote is important. We can conduct business at the Annual Meeting only if a quorum, meaning a majority of the outstanding shares of Class A common stock at the close of business on June 9, 2025, is present or represented by proxy. Holders of Class A common stock who attend the Annual Meeting in person or submit a valid proxy or voting instructions are counted as present for purposes of establishing a quorum. Broker non-votes are also counted as present for purposes of establishing a quorum.

VOTES NEEDED FOR APPROVAL

Proposal	Voting Standard	Effect of abstentions and broker non-votes
Election of directors	Nominees who receive a majority of the Class A votes cast (the number of shares voted "FOR" the nominee exceeds the number of shares voted "AGAINST" that nominee) will be elected.	No effect.
Ratification of the selection of the independent registered public accounting firm for fiscal 2026	A majority of the Class A shares present (in person or represented by proxy) and entitled to vote must vote "FOR" the ratification of the selection of the independent registered public accounting firm.	Abstentions are equivalent to votes "AGAINST" the proposal. Brokers can vote on this proposal without receiving instructions from the stockholder.

DIVIDEND REINVESTMENT AND EMPLOYEE STOCK PURCHASE PLAN SHARES

Shares of Class A common stock held in Brown-Forman's dividend reinvestment and employee stock purchase plans are included in your holdings and are reflected on your proxy card. These shares will be voted as you direct.

Announcement of Voting Results

We intend to announce the preliminary voting results at the Annual Meeting and to issue a press release announcing the final voting results later that day. In addition, we will report the final voting results by filing a Form 8-K with the SEC within four business days following the Annual Meeting.

Proxy Solicitation Expenses

Brown-Forman pays the cost of soliciting proxies. Our directors, officers, and other employees may solicit proxies in person or by regular mail, email, phone, or online. These individuals will not receive additional compensation for soliciting proxies. We will, however, reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials.

Corporate **Governance**

Our Board of Directors

The Board oversees the performance of our senior management team, which is responsible for leading and operating Brown-Forman's business. The Board's primary responsibilities include overseeing our corporate strategy; financial condition; executive compensation policies and practices; enterprise risk management; and retaining, evaluating, and planning for the succession of the Chief Executive Officer and Chair of the Board. The Board may hire independent advisors to help it perform its duties.

BROWN-FORMAN IS A "CONTROLLED COMPANY."

As a publicly listed, family-controlled company, Brown-Forman enjoys a rare governance opportunity in that members of our controlling stockholder family, the Brown family, participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage because Brown family members bring a long-term ownership perspective to our Board. This advantage is sustained by a careful balancing of the roles of our Board, management, and our stockholders—including the Brown family.

Selection of Directors

In evaluating candidates for Board membership, the Corporate Governance and Nominating Committee seeks directors who will represent the best long-term interests of the Company and all of its stockholders. We believe all Brown-Forman directors should possess the highest personal and professional ethics, integrity, and values. Brown-Forman directors should have good judgment, candor, civility, business courage, experience with similar businesses or other organizations of comparable or larger size, and a lack of conflicts of interest. We also believe that we benefit from having a significant number of independent directors despite the fact that, as a "controlled company," we are not required to have a majority of independent directors. See "Our Independent Directors" on the next page to learn more.

The goal is to maintain a well-balanced board composition that combines a variety of diverse experiences, backgrounds, skills, and perspectives, enabling the Board to guide Brown-Forman effectively in the pursuit of our strategic objectives. In evaluating potential Board candidates, the Corporate Governance and Nominating Committee considers a variety of factors, such as an individual's independence, experience (business, professional, and/or public service), relevant industry knowledge, relationships, business judgment, financial expertise, international experience, leadership skills, time availability, and familial relation to our controlling family stockholders.

The Corporate Governance and Nominating Committee occasionally hires independent search firms to help identify potential Board candidates. The Board has not adopted a formal policy regarding candidates nominated by stockholders because the Corporate Governance and Nominating Committee believes its process for identifying and selecting Board members is appropriate and effective. Stockholders wishing to suggest director candidates to the Corporate Governance and Nominating Committee for consideration must submit a written notice to our Corporate Secretary following the procedures set forth in this Proxy Statement under "Communication with our Board" on page 16. Any director candidates submitted by stockholders will be evaluated in the same manner as all other director candidates.



Board Composition

HOW OUR CONTROLLED-COMPANY STATUS AFFECTS OUR BOARD

Our Board has determined that Brown-Forman is a "controlled company" under NYSE rules because more than 50% of our Class A voting stock is held by members of the Brown family or entities they control, such as Wolf Pen Branch. As a controlled company, we are not required to have a majority of independent directors, a fully independent nominating/corporate governance committee, or a fully independent compensation committee. However, as a matter of good corporate governance, the Board has voluntarily chosen to have a majority of independent directors and a compensation committee composed entirely of directors who meet the NYSE's heightened independence standards for compensation committee members. Our Board does not have a fully independent nominating/corporate governance committee. We fully comply with NYSE requirements regarding the independence and qualifications of our Audit Committee members.

OUR INDEPENDENT DIRECTORS

We recognize the value of having independent directors. Under NYSE listing rules, a director qualifies as "independent" if the board of directors determines the director has no "material relationship" with the Company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. While the focus is on independence from management, our Board considers all relevant facts and circumstances in making an independence determination. Our Board has determined that the following six of our eleven director nominees are independent under NYSE standards: Mark A. Clouse, Michael J. Roney, Jan E. Singer, Tracy L. Skeans, Elizabeth A. Smith, and Michael A. Todman.

The Board has determined that Marshall B. Farrer and Lawson E. Whiting are not independent because they are members of Brown-Forman management. The Board elected not to make a determination with respect to the independence of Campbell P. Brown, Elizabeth M. Brown, or W. Austin Musselman, Jr.

OUR BROWN FAMILY DIRECTORS

The Board believes it is strategically important for Brown family members to be actively engaged in the oversight of Brown-Forman. Through participation on the Board, Brown family directors can contribute their long-term perspective to every matter the Board considers. Brown family directors also serve as an effective link between the Board and the controlling family stockholders.

Board service also allows the Brown family to actively oversee their investment in the Company. Currently, the Brown family directors are Campbell P. Brown, Elizabeth M. Brown, Marshall B. Farrer, and W. Austin Musselman, Jr.

OUR MANAGEMENT DIRECTORS

The Board believes it is important, from a corporate governance standpoint, for management to be represented on the Board. Currently, Marshall B. Farrer and Lawson E. Whiting serve in dual roles as Board members and Brown-Forman executives. On April 25, 2025, Mr. Farrer announced his intent to resign from his management role at the Company immediately following the Annual Meeting in connection with assuming the role of Chair of the Board.

FOLLOWING THE ANNUAL MEETING:



TENURE ON BOARD
- ■ **5** 0-5 years
- ■ **4** 6-10 years
- ■ **2** 10+ years



AGE MIX
- ■ **7** directors are age 52-60
- ■ **4** directors are age 61+



COMPOSITION
- ■ **6** Independent
- ■ **4** Brown Family
- ■ **1** Management

Brown-Forman Director Nominees

I=Independent BF=Brown Family BFM=Brown Family & Management M=Management

CHANGES TO OUR BOARD

- Campbell P. Brown will step down as Chair of the Board following the Annual Meeting and, if reelected, continue to serve as a member of the Board.
- Marshall B. Farrer will step down from his management role with the Company and, if reelected, assume the role of Chair of the Board following the Annual Meeting.



BF

CAMPBELL P. BROWN
Chair of the Board,
Brown-Forman Corporation



BF

ELIZABETH M. BROWN
Former President,
Dendrifund, Inc.



I

MARK A. CLOUSE
President,
Washington Commanders



BFM

MARSHALL B. FARRER
Executive Vice President,
Chief Strategic Growth Officer,
Brown-Forman Corporation



BF

W. AUSTIN MUSSELMAN, JR.
Managing Member,
White Oak Investments LLC,
and Owner and Manager,
Ashbourne Farms



I

MICHAEL J. RONEY
Retired Chief Executive
Officer, Bunzl plc



I

JAN E. SINGER
Former Chief Executive
Officer, J.Crew



I

TRACY L. SKEANS
Chief Operating Officer and
Chief People & Culture Officer,
Yum! Brands, Inc.





I

ELIZABETH A. SMITH
Executive Chair,
Revlon Group Holdings LLC



I

MICHAEL A. TODMAN
Retired Vice Chairman,
Whirlpool Corporation

M

LAWSON E. WHITING
President and
Chief Executive Officer,
Brown-Forman Corporation

13

Leadership Structure

CHAIR OF THE BOARD	PRESIDENT AND CHIEF EXECUTIVE OFFICER	LEAD INDEPENDENT DIRECTOR
Campbell P. Brown, a Brown family member, has served as Chair of the Board since 2021.	Lawson E. Whiting has served as President and Chief Executive Officer since 2019.	Michael A. Todman has served as Lead Independent Director since 2023.

2025 BOARD LEADERSHIP TRANSITION

Campbell P. Brown has served as Chair of the Board since 2021. On November 25, 2024, Mr. Brown announced his decision to step down from the role of Chair of the Board following the Annual Meeting. Mr. Brown, if reelected to the Board, will continue to serve as a member of the Board. Marshall B. Farrer, Executive Vice President, Chief Strategic Growth Officer of Brown-Forman, has served as a member of the Board since 2016. Mr. Farrer will assume the role as Chair of the Board following the Annual Meeting, assuming his reelection to the Board. In connection with Mr. Farrer's transition to Chair of the Board, on April 25, 2025, he announced his intent to resign from his management role at the Company immediately following the Annual Meeting.

CHAIR OF THE BOARD

Our Board believes that the decision to separate or combine the roles of Chair of the Board and Chief Executive Officer should depend largely upon the identity of the Chief Executive Officer and the composition of the Board at the time. For this reason, the Board does not have a policy on separation of these roles. However, we have had a separate Chair of the Board and Chief Executive Officer since 2007.

The strength of Brown-Forman's governance structure is due, in part, to our unique relationship with our controlling family stockholders, the Brown family, who participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage and aligns with long-term interests of stockholders, given the multigenerational ownership perspective that Brown family members bring to our Board. As part of this approach, the Chair of the Board historically has been a member of the Brown family and plays an important role in maintaining a long-term growth perspective.

The duties of the Chair of the Board include presiding over and managing the meetings of the Board and the annual meeting of stockholders; setting the agenda for each Board meeting and consulting with management and the Lead Independent Director regarding materials to be presented to the Board; setting the agenda and leading executive sessions of the full Board and of family directors; supporting a strong Board culture of open dialogue, information flow, and constructive feedback among the Board and management; facilitating communication among the Board, management, and stockholders, including the Brown family and the various voting groups through which the Brown family holds its voting shares, such as Wolf Pen Branch; and encouraging director participation. When the roles are separated, the Chair of the Board also acts as an advisor to the Chief Executive Officer on strategic aspects of Brown-Forman's business and performs other duties as prescribed by the Board. Following the Annual Meeting, if reelected, Marshall B. Farrer will assume the role of Chair of the Board and Campbell P. Brown will continue to serve as a member of the Board.

LEAD INDEPENDENT DIRECTOR

When a director who has not been determined to be independent is also the Chair of the Board, as is currently the case, the Board may select one independent director (after considering the recommendation of the Corporate Governance and Nominating Committee) to serve as Lead Independent Director. The Lead Independent Director, if any, is elected annually. Michael A. Todman has served in this role since July 2023.

The Lead Independent Director's responsibilities include, in consultation with the Chair of the Board and the Chief Executive Officer, reviewing and approving Board agendas and meeting schedules to assure sufficient time is allotted for discussion; calling meetings of the independent or non-management directors; chairing executive sessions attended solely by independent directors; facilitating open communications among directors and with management between Board meetings and helping directors reach consensus on important matters; serving as liaison between the Chair of the Board and the independent and non-management directors; being available for consultation and direct communication upon the reasonable request of major or long-term stockholders; playing a leadership role in contingency and succession planning; and performing such other duties as the Board may delegate.

In fiscal 2025, there was at least one executive session attended only by our independent directors.

PRESIDENT AND CHIEF EXECUTIVE OFFICER

As President and Chief Executive Officer of Brown-Forman, Lawson E. Whiting is our highest-ranking executive officer and is responsible for Brown-Forman's strategy, operations, and performance. Mr. Whiting also serves as a director on our Board.

WHY THE BOARD CHOSE THIS LEADERSHIP STRUCTURE

The Board determined that this leadership structure currently serves the best interests of Brown-Forman and all of its stockholders. Having a Brown family member serve as Chair of the Board promotes the Brown family's active oversight of, and engagement and participation in, the Company and its business, and reflects the fact that Brown-Forman is controlled by the Brown family. In addition, the division of responsibilities allows the Chair of the Board to focus on Board governance and leading the Board in its fundamental role of providing oversight and guidance regarding the business, strategy, and operations of the Company, while the Chief Executive Officer can concentrate on managing the Company and providing the Board comprehensive insight into Brown-Forman's business. The Lead Independent Director provides leadership to and fosters coordination among our independent directors, encouraging them to bring their outside perspectives to the Board.

Board Guidelines and Procedures

CORPORATE GOVERNANCE GUIDELINES

The Board believes transparency is a hallmark of good corporate governance. To that end, the Board has adopted Corporate Governance Guidelines that provide a framework for the Board to exercise its duties. Among other things, these guidelines contain policies and requirements regarding director qualifications, director tenure, director responsibilities, meetings and attendance, committee composition and responsibilities, director compensation, and director access to management and independent advisors. The Corporate Governance Guidelines are published on our website at *brown-forman.com/leadership-and-governance* under the "Charters and Policies" heading.

BOARD AND COMMITTEE SELF-ASSESSMENT

The Corporate Governance Guidelines require the Board to conduct an annual self-assessment. Each Board committee (except the Executive Committee) also annually assesses how it performed during the preceding twelve-month period. These assessment procedures vary and may include member questionnaires that call for both quantitative responses and free-ranging comments, member interviews with an independent consultant to identify themes that emerge, or both.

DIRECTOR SERVICE ON OTHER BOARDS

The Board recognizes that its members benefit from the experience of serving on the boards of other companies or nonprofit entities. The Board encourages that service, with the understanding that our directors must also have enough time for their work with Brown-Forman. The Corporate Governance Guidelines state that any director who is employed full-time should not serve on more than two public company boards in addition to the Brown-Forman Board, which includes the board of any public

company at which a director is employed. Directors who are not employed full-time may serve on up to three public company boards in addition to the Brown-Forman Board. Directors must inform the Chair of the Board, the Lead Independent Director, the Chair or Secretary of the Corporate Governance and Nominating Committee, or the Secretary of the Board as soon as practicable that they will be, or have been, elected to serve on an additional public company board.

DIRECTOR SERVICE AND TENURE LIMITS

The Board is authorized to fix the size of the Board at a number between three and seventeen members. Directors are elected each year at the Annual Meeting of Stockholders by a majority of the votes cast by holders of our Class A common stock. Once elected, a director holds office until the next Annual Meeting of Stockholders or until a successor is elected and qualified, unless the director first resigns, retires, or is removed.

Under the Corporate Governance Guidelines, a director may not stand for reelection to the Board at the Annual Meeting of Stockholders following his or her 15th anniversary on the Board. The Lead Independent Director and each Committee Chair is limited to a term of five consecutive years in each such role. No director, except the Chair of the Board, may sit on any committee for longer than seven consecutive years. Members of the controlling Brown family elected to the Board can serve up to nine years on the Board. If recommended by the Corporate Governance and Nominating Committee, these directorship and Committee membership term limits may be waived by the affirmative vote of at least two-thirds of the full Board, excluding the affected director, upon a finding that such continued service would be of significant benefit to the Company.

The Chief Executive Officer may serve on the Board for the duration of his or her tenure as Chief Executive Officer. The Chair of the Board, and Brown family directors who are employed by the Company, may continue to serve on the Board as long as the Board considers such service to be in the best interests of all stockholders.

BOARD MEETINGS

The Board held five regular meetings and no special meetings during fiscal 2025. All directors are expected to attend the Annual Meeting, all Board meetings, and all meetings of each committee on which they serve, unless they have an appropriate reason why they cannot attend. All current directors attended 89% or more of the aggregate meetings of the Board and committees on which they served during fiscal 2025. All current directors attended the 2024 Annual Meeting of Stockholders.



COMMUNICATION WITH OUR BOARD

Stockholders and other interested parties may communicate with our directors, including the non-management directors or the independent directors as a group, by writing to our Secretary, at 850 Dixie Highway, Louisville, Kentucky 40210, or at *Secretary@b-f.com*. The Secretary's office will forward appropriate written communications to the individual director or group of directors to whom they are addressed, with copies to all other directors. We generally will not forward to directors a stockholder communication that the Secretary determines to be primarily commercial in nature, that relates to an improper or irrelevant topic, or that requests general information about Brown-Forman.

Board Committees

Our Board has four standing committees: the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, and the Executive Committee. Each Board committee operates under a written charter that is posted on our website at *brown-forman.com/leadership-and-governance* under the "Charters and Policies" heading.

AUDIT COMMITTEE

The Audit Committee is responsible for overseeing Brown-Forman's financial statements, system of internal accounting and financial controls, policies and processes for assessment and management of enterprise risks, compliance with legal and regulatory requirements, and the internal audit function. In addition, the Audit Committee is solely responsible for the appointment, replacement, and compensation of the independent registered public accounting firm and oversees its qualifications, independence, and performance. The Audit Committee's responsibilities include preparing the Audit Committee Report that appears on page 64 of this Proxy Statement.

Audit Committee members must satisfy director independence standards prescribed by the NYSE and mandated by the applicable rules of the SEC. Each member of our Audit Committee satisfies all of these heightened independence standards. The Board has determined that each member of our Audit Committee is "financially literate" within the meaning of NYSE rules, and that Messrs. Roney and Todman each are an "audit committee financial expert" under SEC rules.

COMMITTEE MEMBERS

- **Michael J. Roney (Chair)**
- Elizabeth A. Smith
- Michael A. Todman

MET NINE TIMES IN FISCAL 2025

COMPENSATION COMMITTEE

The Compensation Committee is responsible for determining the compensation of the Chief Executive Officer and other executive officers, recommending market-competitive compensation for the Board, approving incentive compensation plans and changes to such plans for the Chief Executive Officer and other executive officers, assisting the Board in its oversight of risk related to compensation policies and practices, overseeing the preparation of the Compensation Discussion and Analysis section of this Proxy Statement, and preparing the Compensation Committee Report that appears on page 44 of this Proxy Statement.

The Compensation Committee has hired an independent advisor to provide independent advice on executive and director compensation matters. For additional information on the services provided by the independent advisor, as well as the Compensation Committee's processes and procedures for considering and determining executive compensation, please see the Compensation Discussion and Analysis, which begins on page 28.

Each member of the Compensation Committee qualifies as an independent director under NYSE listing standards (including the heightened independence standards for compensation committee members of non-controlled companies) and as a "non-employee director" under SEC rules. The Board specifically considered factors relevant to the ability of these directors to be independent from management in connection with Compensation Committee service.

COMMITTEE MEMBERS

- **Jan E. Singer (Chair)**
- Mark A. Clouse
- Tracy L. Skeans

MET SIX TIMES IN FISCAL 2025



CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The Corporate Governance and Nominating Committee's responsibilities include helping the Board identify, recruit, and recommend appropriate candidates to serve as directors; reviewing and recommending qualifications, skills, qualities, and other criteria for new directors; reviewing our corporate governance principles periodically and informing the Board of developments in corporate governance and best practices, taking into account the long-term best interests of all stockholders and our controlled-company status; overseeing the risks related to succession planning, coordinating and overseeing Chief Executive Officer succession planning, and reviewing with the Chief Executive Officer succession planning for other senior executive officers; assisting the Board with the annual performance and processes evaluation of the Board, its committees, and management; reviewing and recommending to the Board policies for director retirement and service on multiple public company boards and committees; reviewing and overseeing the company's political activities and contributions; reviewing the Company's corporate social responsibility actions and the work of the Brown-Forman Foundation; and overseeing the risks related to environmental, social, and governance matters. All of the Corporate Governance and Nominating Committee members are independent under NYSE listing standards except Campbell P. Brown.

COMMITTEE MEMBERS

- **Tracy L. Skeans (Chair)**
- Campbell P. Brown
- Michael J. Roney
- Jan E. Singer
- Michael A. Todman

MET FIVE TIMES IN FISCAL 2025

EXECUTIVE COMMITTEE



The Executive Committee consists of the Chief Executive Officer, the Chair of the Board (if separate from the Chief Executive Officer), and one or more other directors as determined by the Board from time to time. During fiscal 2025, the Lead Independent Director also served on the Executive Committee. The Board can change the Executive Committee membership, fill vacancies, or dissolve the Committee at any time. The Executive Committee may exercise all of the powers of the Board, subject to certain exceptions specified in our By-laws or Delaware law. However, traditionally, the Executive Committee acts only when exercising a power the Board has specifically delegated, when there is an emergency, or when the issue does not warrant the full Board's attention.

In addition, the members of the Executive Committee have historically communicated and met informally, sometimes with Brown-Forman's General Counsel and Secretary, to engage in strategic planning of Board activities and agenda topics, to stay ahead of various issues on behalf of the full Board, and to review recent Board meetings.

COMMITTEE MEMBERS

- **Campbell P. Brown (Chair)**
- Michael A. Todman
- Lawson E. Whiting

DID NOT MEET IN FISCAL 2025

Board's Role in Risk Oversight

The Board believes its current leadership structure best enables it to fulfill its risk oversight function. Our Corporate Governance Guidelines require the Board to implement appropriate processes for managing enterprise risk, as this is an integral part of the strategic planning process. The Board regularly and actively considers how strategic decisions affect Brown-Forman's risk profile.

While the Board has ultimate oversight responsibility for the enterprise risk management process, certain committees also have specific roles. During fiscal 2025, the Board's committees assisted with the responsibilities listed below:

- **Audit Committee.** Overseeing the integrity of the Company's financial statements and financial reporting processes; overseeing our policies and processes on enterprise risk assessment, risk management, and compliance, including cybersecurity risk; overseeing our most significant financial reporting and accounting control risks and management's monitoring and management of those risks; and, together with the Corporate Governance and Nominating Committee, overseeing environmental, social, and governance disclosures and related risks.

- **Compensation Committee.** Overseeing risks related to compensation programs, policies, and practices.

- **Corporate Governance and Nominating Committee.** Overseeing risks related to corporate governance, board composition, and succession planning for the Chief Executive Officer and the Chair of the Board; overseeing the Company's political contributions, activities, and related policies; and, together with the Audit Committee, overseeing risks related to environmental, social, and governance matters.

These committees meet periodically with members of management and outside advisors, as necessary, and report to the Board regularly on their risk oversight and mitigation activities. In addition, management's Disclosure Controls Committee and Risk Committee both play an integral role in making sure that relevant risk-related information is reported to senior management and the Board as directly and quickly as possible.

Best Practices

We believe good corporate governance is essential to long-term success. As regulations for controlled companies change, we review our corporate governance practices and adopt those practices that we believe are in the best interests of Brown-Forman and all of its stockholders.



CODE OF CONDUCT AND CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS

The Brown-Forman Code of Conduct outlines the ethical behavior we expect of all our employees and directors. Our Code of Ethics for Senior Financial Officers makes clear that we expect that all our financial, accounting, reporting, and auditing activities will be conducted in strict compliance with all applicable rules and regulations and will conform to the highest ethical standards. We encourage our employees to speak up when aware of a potential Code of Conduct violation, and we provide multiple channels for doing so—including anonymously. For links to the Code of Conduct, including reporting channels, and the Code of Ethics for Senior Financial Officers, please visit the Leadership & Governance page of our website at *brown-forman.com/leadership-and-governance*.

DISCLOSURE CONTROLS COMMITTEE

The Disclosure Controls Committee is composed of members of management. This committee has established controls and procedures designed to facilitate information we may be required to disclose being gathered and communicated to the committee, that all required disclosures are timely and accurate, and to assist with compliance with SEC Regulation FD (Fair Disclosure).

RISK COMMITTEE

The Risk Committee is composed of members of management and is responsible for identifying, evaluating, and prioritizing potential risks that the Company may face. It decides what actions to take and resources to use to minimize, monitor, and control the likelihood or effect of those risks to help ensure the best outcome. The Risk Committee creates and maintains the list of risks (risk register), facilitates risk prioritization, identifies the individuals and teams responsible for mitigating risks, and ensures that plans are in place to mitigate Brown-Forman's most significant risks. The Vice President, Director of Risk and Security reports on behalf of the Risk Committee to the Audit Committee about procedures, risk ranking results, and risk mitigation. In addition, the Risk Committee reports to the Board at least annually on the top risks facing Brown-Forman and updates the Board periodically on the plans to mitigate those risks.

GOVERNMENT RELATIONS ACTIVITIES

Policymakers' decisions have a significant impact on our business, stockholders, employees, communities, customers, suppliers, and industry. As a result, we seek to engage with and educate elected and appointed officials about our business, operations, industry, Company, products, and the communities we serve. We spend time and money on these efforts, and we believe that our stockholders want to stay informed about these activities. Disclosure is also critical to our compliance with the laws, regulations, reporting obligations, and Company policies related to our participation in the political process. Our Political Engagement and Contributions Policy provides more information about the principles that govern these matters and includes disclosures about our political contributions. This policy can be found on the Leadership & Governance page of our website at *brown-forman.com/leadership-and-governance*.

We encourage you to read the policy to learn more about our political activity. Our disclosures include a list of the Company's memberships in certain trade associations, any Section 527 and 501(c)(4) contributions, political action committee contributions, and our governance of those contributions.

Our Controlling Family Stockholders

Brown-Forman has an engaged family stockholder base with a long-term ownership perspective. We view our status as a publicly traded, family-controlled company as a distinct competitive advantage, and we believe a strong relationship with the Brown family is essential to our growth, independence, and ability to create long-term value for all stockholders. Management interacts with Brown family members in a manner consistent with all applicable laws and regulations. We actively cultivate our relationship with the Brown family and, in particular, the voting groups through which the Brown family holds its voting shares, including Wolf Pen Branch, through a variety of channels, as detailed below.

BROWN-FORMAN/BROWN FAMILY SHAREHOLDERS COMMITTEE

The Brown-Forman/Brown Family Shareholders Committee was established in 2007 and is currently co-chaired by Campbell P. Brown and Lawson E. Whiting. The Brown-Forman/Brown Family Shareholders Committee provides a forum for frequent, open, and constructive dialogue between Brown-Forman and its controlling family stockholders in accordance with all applicable laws and regulations. In addition, the committee engages the Brown family on topics of mutual interest, such as the Company and our industry, governance, ownership, environmental sustainability, philanthropy, and other related topics. Following the Annual Meeting, Campbell P. Brown will step down as co-chair of this committee, and Marshall B. Farrer will step into the role as co-chair, assuming his reelection to the Board.

DIRECTOR OF FAMILY SHAREHOLDER RELATIONS

The Vice President, Director of Family Shareholder Relations, who is a Brown-Forman employee, works with other employees and Brown family members to develop and implement policies and practices designed to further strengthen the relationship and communication between Brown-Forman and the Brown family.

BROWN FAMILY MEMBER EMPLOYEES

At the end of fiscal 2025, Brown-Forman employed ten Brown family members in full-time positions, some of whom participate on management teams that oversee strategic and operational matters. Participation in these roles enables our Brown family employees to contribute their perspectives on the important issues we confront. In addition to their management contributions, the Brown family employees play a critical role in upholding Brown-Forman's corporate culture.


JACK DANIEL'S
Tennessee WHISKEY
JACK DANIEL'S
Tennessee HONEY
JACK DANIEL'S
Tennessee APPLE
JACK DANIEL'S
Tennessee FIRE

19

Proposal 1: Election of Directors

This section provides information about our eleven director nominees, including their ages as of the date of the Annual Meeting and the experience, qualifications, attributes, and skills that enable them to make valuable contributions to our Board and that led the Board to conclude that they should serve as directors of Brown-Forman. All nominees are current directors of Brown-Forman.

 **The Board unanimously recommends a vote "FOR" the election of each director nominee.**

If any nominee becomes unable to serve before the Annual Meeting, the proxy holders may vote for a substitute nominee if the Board designates one. Additionally, in lieu of designating a substitute, the Board may reduce the number of directors. As of the date of this Proxy Statement, the Board believes each nominee is prepared to serve if elected.

Nominees



CAMPBELL P. BROWN
Director since 2016
Age 57

CURRENT AND PAST POSITIONS
Positions with Brown-Forman and affiliates:
- Chair of the Board since 2021
- Senior Vice President, President and Managing Director of Old Forester, our founding brand, 2015 to 2021
- Led the wine and spirits portfolio in Canada and the Midwest region of the U.S.
- Served in the emerging markets of India, the Philippines, and Türkiye
- Various other positions over a 28-year career
- Founding Member, Brown-Forman/Brown Family Shareholders Committee, 2007 to 2018; Co-Chair since 2021

QUALIFICATIONS AND SKILLS
- Business and industry experience gained by serving in operational, management, and executive positions within Brown-Forman

- Deep knowledge of family and corporate governance
- Perspective as a fifth-generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

OTHER DIRECTORSHIPS
- Republic Bancorp. Inc. (Nasdaq: RBCAA), 2020 to 2021
- Kentucky Distillers Association, 2016 to 2021
- Republic Bank and Trust Company, 2008 to 2021

COMMITTEES
- Executive (Chair)
- Corporate Governance and Nominating



ELIZABETH M. BROWN
Director since 2023
Age 59

CURRENT AND PAST POSITIONS
Dendrifund, Inc. (an environmental sustainability foundation created by Brown-Forman and the Brown family), Former President and Director, 2019 to April 2024

Jack Daniel's Properties, Inc., Director since 2018

Owner and operator of various agribusiness ventures

QUALIFICATIONS AND SKILLS
- Over 30 years of experience in the field of agribusiness
- Leadership skills developed through service on significant community and philanthropic boards
- Demonstrated commitment to sustainability
- Perspective as a fifth-generation Brown family stockholder

Nominees



MARK A. CLOUSE
Director since 2022
Age 57

CURRENT AND PAST POSITIONS

Washington Commanders, President since February 2025

Campbell Soup Company, President and Chief Executive Officer, 2019 to January 2025

Pinnacle Foods Inc., Chief Executive Officer, 2016 to 2018

Mondelēz International, Inc., Chief Commercial Officer, January to May 2016; Chief Growth Officer, 2014 to 2016; Executive Vice President North America, 2012 to 2014

QUALIFICATIONS AND SKILLS
- Executive leadership experience with global consumer brands businesses
- Expertise in corporate strategy, global marketing, global sales, research, development, and quality
- Experience in creating stockholder value through acquisitions

OTHER DIRECTORSHIPS
- Campbell Soup Company (NYSE: CPB), 2019 to January 2025

COMMITTEE
- Compensation



MARSHALL B. FARRER
Director since 2016
Age 54

CURRENT AND PAST POSITIONS
Positions with Brown-Forman and affiliates:
- Executive Vice President, Chief Strategic Growth Officer since March 2024
- Executive Vice President, Chief Strategic Growth Officer and President, Europe, 2023 to March 2024
- Senior Vice President, President, Europe, 2020 to 2022
- Senior Vice President, Managing Director, Global Travel Retail and Developed APAC Region, 2018 to 2020
- Senior Vice President, Managing Director, Global Travel Retail, 2015 to 2018
- Vice President, Managing Director, Jack Daniel's Tennessee Honey, 2014 to 2015
- Other sales and marketing management positions over a 27-year Brown-Forman career
- Founding Member, Brown-Forman/Brown Family Shareholders Committee, 2007 to 2018

QUALIFICATIONS AND SKILLS
- Business and industry experience gained from serving in operational, management, marketing, and executive positions within Brown-Forman and the beverage alcohol industry
- Extensive international operations and leadership experience
- Perspective as a fifth-generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

OTHER DIRECTORSHIPS
- The Duckhorn Portfolio, Inc. (NYSE: NAPA), May 2024 to January 2025



W. AUSTIN MUSSELMAN, JR.
Director since 2024
Age 53

CURRENT AND PAST POSITIONS

White Oak Investments LLC (private holding company that developed Haymarket, a retail chain of stores with an emphasis on locally-sourced products), Managing Member since 2005

Ashbourne Farms (fourth-generation working farm in La Grange, Kentucky), Owner and Manager since 1999

Highland Development Group Partners III LLC (residential real estate company), Owner and Manager since 2007

Brown-Forman and affiliates,
Founding Member, Brown-Forman/Brown Family Shareholders Committee, 2007 to 2018

QUALIFICATIONS AND SKILLS
- Extensive experience in family governance, business operations, and entrepreneurial management
- Experience serving on numerous civic and for-profit boards
- Perspective as a fifth-generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

OTHER DIRECTORSHIPS
- The Glenview Trust Company since 2018
- The Brown-Forman Foundation, 2018 to 2021

Nominees



MICHAEL J. RONEY
Director since 2014
Age 71

CURRENT AND PAST POSITIONS
Bunzl plc (a multinational distribution and outsourcing company),
Chief Executive Officer, 2005 to 2016

QUALIFICATIONS AND SKILLS
- Extensive senior management and executive leadership experience
- Deep expertise in multinational production, distribution, and operations
- Financial expertise
- International mergers and acquisitions experience

OTHER DIRECTORSHIPS
- Next plc since 2017
- Grafton Group plc, 2016 to May 2024
- Bunzl plc, 2003 to 2016
- Johnson Matthey plc, 2007 to 2014

COMMITTEES
- Audit (Chair)
- Corporate Governance and Nominating



JAN E. SINGER
Director since 2022
Age 61

CURRENT AND PAST POSITIONS
J. Crew, Former Chief Executive Officer, February 2020 to December 2020

Victoria's Secret Lingerie, Chief Executive Officer, 2016 to 2019

Spanx, Inc., Chief Executive Officer, 2014 to 2016

Positions with Nike, Inc.:
- Corporate Vice President Global Apparel, 2010 to 2014
- Corporate Vice President Global Footwear, 2004 to 2010

QUALIFICATIONS AND SKILLS
- Executive leadership experience with consumer retail organizations with global reach and complex operating structures
- Previous experience as an independent director for publicly listed companies

- Deep knowledge of product creation, sourcing and manufacturing, innovation, merchandising, planning and allocation, marketing, brand development, and strategic growth planning
- Experience leading operations, commerce, sustainability, legal, and human resources functions
- Strategic talent and organizational development

OTHER DIRECTORSHIPS
- Acushnet Holdings Corp. (NYSE: GOLF) since 2021
- Kate Spade & Company, 2015 to 2017
- Supernova Partners Acquisition Company III, Ltd., 2021 to 2023

COMMITTEES
- Compensation (Chair)
- Corporate Governance and Nominating



TRACY L. SKEANS
Director since 2018
Age 52

CURRENT AND PAST POSITIONS
Positions with Yum! Brands, Inc. and affiliates:
- Chief Operating Officer and Chief People & Culture Officer, Yum! Brands, Inc., since 2021
- Chief Transformation and People Officer, Yum! Brands, Inc., 2016 to 2021
- President, Pizza Hut International, 2014 to 2015
- Chief People Officer, Pizza Hut Global, 2013 to 2014
- Chief People Officer, Pizza Hut US, 2011 to 2013

QUALIFICATIONS AND SKILLS
- Strong track record of business leadership overseeing transformation strategy, human resources, and corporate communications functions
- Experience leading business transformation and global people capability strategies to build powerful brands and fuel sustainable results
- Extensive accounting, treasury, and financial expertise

COMMITTEES
- Corporate Governance and Nominating (Chair)
- Compensation

Nominees



ELIZABETH A. SMITH
Director since 2023
Age 62

CURRENT AND PAST POSITIONS
Revlon Group Holdings LLC, Executive Chair since May 2023; Interim Chief Executive Officer, 2023 to November 2024
Positions with Bloomin' Brands Inc.:
- Executive Chair, 2019 to 2020
- Chief Executive Officer, 2009 to 2019
- Chairman of the Board, 2012 to 2019

QUALIFICATIONS AND SKILLS
- Experience with global companies and retail sales
- Expertise in corporate strategy development
- Knowledge of marketing, sales, supply chain, and IT systems

OTHER DIRECTORSHIPS
- Revlon Group Holdings LLC since 2023
- Hilton Worldwide Holdings Inc. (NYSE: HLT) since 2013
- Authentic Brands Group, 2023 to March 2025
- Bloomin' Brands Inc. (Nasdaq: BLMN), 2019 to 2023
- The Gap, Inc. (NYSE: GPS), 2020 to 2021

COMMITTEE
- Audit



MICHAEL A. TODMAN
Director since 2014
Lead Independent Director since 2023
Age 67

CURRENT AND PAST POSITIONS
Positions with Whirlpool and affiliates:
- Vice Chairman, Whirlpool Corporation, 2014 to 2015
- President, Whirlpool International, 2009 to 2014
- President, Whirlpool North America, 2007 to 2009

QUALIFICATIONS AND SKILLS
- Extensive knowledge and experience in multinational operations, sales and distribution, and manufacturing
- Executive leadership of large multinational organizations
- Financial expertise

OTHER DIRECTORSHIPS
- Mondelēz International, Inc. (Nasdaq: MDLZ) since 2020
- Carrier Global Corporation (NYSE: CARR) since 2020
- Prudential Financial, Inc. (NYSE: PRU) since 2016
- Newell Brands Inc. (Nasdaq: NWL), 2007 to 2020

COMMITTEES
- Audit
- Corporate Governance and Nominating
- Executive



LAWSON E. WHITING
Director since 2018
Age 57

CURRENT AND PAST POSITIONS
Positions with Brown-Forman and affiliates:
- President and Chief Executive Officer since 2019
- Co-Chair of the Brown-Forman/Brown Family Shareholders Committee since 2019
- Executive Vice President and Chief Operating Officer, 2017 to 2019
- Executive Vice President and Chief Brands and Strategy Officer, 2015 to 2017
- Senior Vice President and Chief Brands Officer, 2013 to 2015
- Senior Vice President and Managing Director for Western Europe, 2011 to 2013
- Vice President and Finance Director for Western Europe, 2010 to 2011

- Vice President and Finance Director for North America, 2009 to 2010
- Various other strategy and finance positions during his 28-year career

QUALIFICATIONS AND SKILLS
- In-depth knowledge of Brown-Forman's business, operations, and strategy gained over his Brown-Forman career
- Extensive knowledge of the beverage alcohol industry
- Operations and financial experience
- Strategic thinking, leadership, management, consensus-building, and communication skills

OTHER DIRECTORSHIPS
- Keurig Dr Pepper Inc. (Nasdaq: KDP) since April 2025
- The Brown-Forman Foundation since March 2019

COMMITTEE
- Executive

Family Relationships. No family relationship—first cousin or closer—exists between any two directors, executive officers, or individuals nominated or chosen to become a director or executive officer, except for first-cousin relationships (a) between Campbell P. Brown and Marshall B. Farrer, and (b) between Elizabeth M. Brown and W. Austin Musselman, Jr.

Other Matters. In February 2020, Jan E. Singer was hired as CEO to lead J. Crew through a prepackaged financial restructuring under Chapter 11 of the U.S. Bankruptcy Code. The proceeding was filed in May 2020, and J. Crew emerged from bankruptcy in September 2020.

Director **Compensation**

Overview

Our directors serve one-year terms that begin when they are elected at the Annual Meeting and end immediately upon the election of their successors at the next Annual Meeting of Stockholders. We refer to this period as a "Board Year" for director compensation purposes.

Our non-employee directors receive the following payments and fees for their services: an annual Board retainer, meeting fees, committee member retainers, committee chair retainers, a Lead Independent Director retainer, and a Chair of the Board retainer. Non-employee directors receive their Board retainers in a combination of cash and equity, and receive meeting fees only if they attend more than eight

meetings (Board), ten meetings (Audit Committee), or six meetings (Compensation Committee and Corporate Governance and Nominating Committee). The Compensation Committee believes this compensation structure emphasizes the importance of directors' active participation at Board and committee meetings.

Each year, the Compensation Committee, with the assistance of its independent consultant, reviews our non-employee director compensation to determine whether it is competitive with that of similar companies. From time to time, the Compensation Committee recommends changes to our compensation structure so that it remains competitive and includes an attractive mix of compensation types.

DIRECTOR COMPENSATION STRUCTURE

PAY ELEMENT		AMOUNT	
Board Retainer The Board retainers are paid in cash and equity. Directors who have not satisfied our stock ownership guidelines must receive at least 60% of the equity retainer in equity. Directors who have satisfied our stock ownership guidelines may elect to receive up to 100% of the equity retainer in cash. Directors may elect to receive 100% of their cash retainer in equity. The cash retainer is paid in six installments over the Board Year. Any awards of deferred stock units (DSU) are made in full on the Annual Meeting date. A director who joins the Board during a Board Year also receives a prorated DSU award for the portion of the prior Board Year served.		$ 235,000 $ 80,000 $ 155,000	total cash equity (DSU)
Meeting Fees No fee is paid unless the director attends more than eight Board meetings.	Board	$ 5,000 $ 2,500	per meeting per virtual meeting
No fee is paid unless the director attends more than ten meetings (Audit Committee) or six meetings (Compensation and Corporate Governance and Nominating Committees).	Audit, Compensation, and Corporate Governance and Nominating Committees	$ 2,500 $ 1,250	per meeting per virtual meeting
Committee Member Retainers Paid in six installments over the Board Year. A director receives a Committee Member Retainer for each committee on which he or she serves.	Audit Committee	$ 25,000	
	Compensation Committee	$ 20,000	
	Corporate Governance and Nominating Committee	$ 20,000	
Committee Chair Retainers (excluding Executive Committee) Paid in six installments over the Board Year. In addition to Committee Member Retainers, a director receives a Committee Chair Retainer for each committee he or she chairs.		$ 20,000	
Lead Independent Director Retainer Paid in six installments over the Board Year.		$ 45,000	
Non-Employee Chair of the Board Retainer Paid in six installments over the Board Year.		$ 490,000	

DEFERRED STOCK UNITS

Our DSU program for non-employee directors allows us to issue both Class A and Class B common DSUs. Each DSU represents the right to receive one share of Brown-Forman's Class A or Class B common stock, based on the closing price of the shares on the date the award is made. Six months after a non-employee director's Board service ends, his or her DSUs are paid out in shares of Class A or Class B common stock. Directors can choose to receive this distribution either in a single lump sum or in ten equal annual installments.

Non-employee directors are credited with the cash dividends on the number of shares represented by the DSUs they hold on the record date for each dividend. These dividend credits are converted to additional DSUs based on the market value of the Class A or Class B common stock as of the dividend payment date.

If a director's Board service ends during a Board Year, the DSUs attributable to the remainder of that Board Year do not vest and are forfeited.

NON-EMPLOYEE CHAIR OF THE BOARD

Campbell P. Brown served as the non-employee Chair of the Board during the 2025 Board Year. As Chair of the Board, Campbell P. Brown received an annual Non-Employee Chair of the Board Retainer of $490,000, paid in six installments over the Board Year.

As described elsewhere in this Proxy Statement, the strength of Brown-Forman's governance structure is due in part to our unique relationship with our controlling family stockholders, the Brown family, who participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage and aligns with long-term interests of stockholders, given the multigenerational ownership perspective that Brown family members bring to our Board.

As part of this approach, the Chair of the Board historically has been a member of the Brown family and plays an important role in maintaining a long-term growth perspective. Leveraging his status as a Brown family member, a former senior executive of the Company, and Chair of the Board, the Board has assigned Campbell P. Brown various additional responsibilities, including representing the Company at both internal and external events to help further our strategic goals and to promote our business, brands, culture, values, and goodwill. These responsibilities require significant expertise and time commitments to efficiently interact with and represent the interests of all stockholders, including the Brown family. As a result, the Compensation Committee recommended, and the Board approved, the Non-Employee Chair of the Board Retainer.

Furthermore, given his significant Company shareholdings, the Board determined that Campbell P. Brown's interests were appropriately aligned with those of the Company's stockholders, so paying the Non-Employee Chair of the Board Retainer in cash based on his election was appropriate.

EMPLOYEE DIRECTORS

Lawson E. Whiting and Marshall B. Farrer were our employee directors during the 2025 Board Year. They did not receive any compensation for serving on our Board, any of its committees, or on the boards or equivalent bodies of any of our subsidiaries. On April 25, 2025, Mr. Farrer announced his intent to step down from his management position at the Company following the Annual Meeting in connection with his transition to Chair of the Board. See "Leadership Structure—2025 Board Leadership Transition" on page 14 of this Proxy Statement for more information.

STOCK OWNERSHIP GUIDELINE

We require non-employee directors to own Company stock that is equal in value to five times their annual Board retainer, which, for the 2025 Board Year, was $1,175,000. When considering whether a non-employee director has satisfied the stock ownership guidelines, the Compensation Committee includes Class A or Class B common stock held directly and all DSUs, but excludes the value of any unexercised stock-settled stock appreciation rights. Any non-employee director who has not yet met the stock ownership guidelines will receive at least 60% of his or her annual Board equity retainer in DSUs until the minimum ownership requirement is met.

EXPENSE REIMBURSEMENT

We reimburse all directors for reasonable and necessary expenses they incur when they attend Board and committee meetings. We provide an additional stipend of $3,000 per meeting to directors who must travel overseas for such Board and committee meetings.

CONTINUING EDUCATION ALLOWANCE

Brown-Forman covers the cost, up to $10,000 per director per Board Year, of continuing education programs to help directors stay current on best practices in board governance, industry matters, or other business topics relevant to their Board service.

EVENTS

We occasionally invite our directors and their spouses to events, including strategy retreats, retirement celebrations, award dinners, and similar functions. We believe these occasions provide valuable opportunities for our directors to establish and develop relationships with our senior executives, long-term stockholders, employees, and each other, furthering our objective of having a strong, cohesive Board.

FISCAL 2025 DIRECTOR COMPENSATION

The following table shows the compensation of non-employee directors for their service in fiscal 2025.

FISCAL 2025 DIRECTOR COMPENSATION TABLE

NAME	FEES EARNED OR PAID IN CASH [1]	DSU AWARDS[2][3]	ALL OTHER COMPENSATION[4]	TOTAL
Campbell P. Brown	$345,000	$400,000	$1,552	$746,552
Elizabeth M. Brown	58,750	235,000	8,450	302,200
Stuart R. Brown [5]	—	—	929	929
Mark A. Clouse	45,000	215,000	17,208	277,208
W. Austin Musselman, Jr.	180,672	—	830	181,502
Michael J. Roney	124,167	175,000	10,231	309,398
Jan E. Singer	137,500	155,000	—	292,500
Tracy L. Skeans	140,833	155,000	1,407	297,240
Elizabeth A. Smith	25,000	235,000	19,815	279,815
Michael A. Todman	173,333	155,000	—	328,333

(1) Amounts in this column reflect fees earned during fiscal 2025 and include the annual Board retainer (if paid in cash), Lead Independent Director retainer, annual committee chair and committee member retainers, non-employee Chair of the Board retainer (if paid in cash), and any Board and committee meeting fees.

(2) Determined by dividing the cash value of the compensation being paid in DSUs by the closing price of Class A common stock on the date of grant. DSU awards for fiscal 2025 were granted on July 25, 2024. The closing price of our Class A common stock on that date was $45.99. On dividend payment dates, outstanding DSUs are credited with dividend-equivalent DSUs.

(3) The aggregate number of Class A and Class B DSUs, and Class B SSARs outstanding for each of our non-employee directors as of April 30, 2025, is set forth below. Annual grants of DSUs vest over the course of the Board Year.

NAME	DSUs (CLASS A)	DSUs (CLASS B)	SSARs (CLASS B)
Campbell P. Brown	26,609	—	37,411
Elizabeth M. Brown	5,200	—	—
Stuart R. Brown	12,040	—	—
Mark A. Clouse	9,431	—	—
W. Austin Musselman, Jr.	—	—	—
Michael J. Roney	39,804	4,431	—
Jan E. Singer	8,872	—	—
Tracy L. Skeans	25,199	—	—
Elizabeth A. Smith	10,230	—	—
Michael A. Todman	29,612	3,000	—

(4) Reflects (i) stipend amounts paid during fiscal 2025 to directors who traveled to an overseas location for Board and committee meetings, (ii) Product Promotion, (iii) continuing education allowance payments, and (iv) expenses paid by the Company in connection with sporting events (applicable only for Mr. Clouse and Ms. Smith).

(5) Mr. Stuart R. Brown retired from the Board on July 25, 2024.

Proposal 2:
Ratification of the Selection of the Independent Registered Public Accounting Firm for Fiscal 2026

The Audit Committee is solely responsible for the appointment, replacement, and compensation of the independent registered public accounting firm and oversees that firm's qualifications, independence, and performance. The Audit Committee has selected Ernst & Young LLP (EY) as Brown-Forman's independent registered public accounting firm for the fiscal year ending April 30, 2026, and has directed that management submit such selection to stockholders for ratification at the Annual Meeting.

Stockholder ratification of the selection of EY as Brown-Forman's independent registered public accounting firm is not required by our By-laws or otherwise. However, we are submitting the selection of EY to stockholders for ratification as a matter of good corporate governance. If stockholders fail to ratify the selection, the Audit Committee will reconsider whether to retain EY. Even if the selection is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of Brown-Forman and its stockholders.

EY has served as Brown-Forman's independent registered public accounting firm since fiscal 2021. The members of the Audit Committee believe that retaining EY to serve as the independent registered public accounting firm is in the best interests of Brown-Forman and its stockholders. A representative of EY is expected to attend the Annual Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

 **The Board unanimously recommends that you vote "FOR" the ratification of Ernst & Young LLP as Brown-Forman's independent registered public accounting firm for the fiscal year ending April 30, 2026.**



Compensation Discussion and Analysis

As the Compensation Committee of the Board, we believe our executive compensation program successfully attracts, motivates, rewards, and retains a team of talented and high-performing executives, both in the United States and around the world.

This Compensation Discussion and Analysis describes our fiscal 2025 compensation program for our Named Executive Officers (NEOs). It should be read together with the compensation tables and related disclosures.

Named Executive Officers

LAWSON E. WHITING
President and Chief Executive Officer

LEANNE D. CUNNINGHAM
Executive Vice President and Chief Financial Officer

MARSHALL B. FARRER
Executive Vice President, Chief Strategic Growth Officer (resigning following the Annual Meeting in connection with assuming the Chair of the Board role)

TIMOTHY M. NALL
Executive Vice President, Chief Global Supply Chain and Technology Officer

JEREMY J. SHEPHERD
Executive Vice President, Chief Marketing Officer

MATIAS BENTEL
Former Executive Vice President, Chief Brands Officer (departed January 1, 2025)

THOMAS W. HINRICHS
Former Executive Vice President, President, Emerging International (retired June 30, 2024)

Executive Summary

FISCAL 2025 BUSINESS PERFORMANCE OVERVIEW

We believe the "Source of Our Strength" lies in our world-class portfolio of spirits, talented people, and status as a family-controlled company. While we faced a challenging and dynamic business environment in fiscal 2025, we also made strategic decisions that impacted our portfolio and our people to position Brown-Forman to win in the long term. In fiscal 2025, reported net sales decreased 5%, reported operating income decreased 22%, and diluted earnings per share decreased 14%, primarily due to the absence of our divested brands. Despite short-term headwinds, we remain committed to our stockholders and returned $420 million in cash through regular quarterly dividends in fiscal 2025. We feel that we have the right people, brands, and strategy in place to drive sustainable long-term growth.

FISCAL 2025 EXECUTIVE COMPENSATION PROGRAM OVERVIEW

We believe our compensation program should tie directly to the Company's success. The Compensation Committee believes the most relevant measures of our short-term and long-term performance are:

- Strong, sustained growth in underlying net sales and underlying operating income;

- Our three-year total shareholder return (TSR) and adjusted operating income relative to the S&P 500 Consumer Staples Index;

- Stock appreciation; and

- Individual performance objectives

Our short-term incentive program is designed to align with the Company's strategic priorities and motivate executives to achieve key business objectives. Our long-term incentive program is designed to emphasize pay for performance and reflect the value created for our stockholders while supporting our business strategies, operational goals, and long-term plans. It is also designed to assist the Company in attracting and retaining executive leadership critical to our long-term success.

In addition to underlying net sales and underlying operating income, we believe one of the best measures of long-term value growth is Brown-Forman's TSR, including Brown-Forman's TSR relative to the returns of other companies in the S&P 500 Consumer Staples Index and the broader S&P 500 Index.

We show trends in Brown-Forman's underlying net sales and underlying operating income, and how our CEO's total compensation compares with those trends, in the first chart below, and trends in Brown-Forman's TSR compared to other S&P 500 companies, in the second chart below:

BROWN-FORMAN UNDERLYING NET SALES[1] VS. UNDERLYING OPERATING INCOME[1] VS. CEO TOTAL COMPENSATION[2]



TSR: BROWN-FORMAN VS. S&P 500 CONSUMER STAPLES INDEX VS. S&P 500 INDEX[3]



(1) "Underlying net sales" and "underlying operating income" are not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

(2) Compares trends in Brown-Forman's underlying net sales and underlying operating income with the change in total compensation for our CEO (percent change from prior fiscal year). Compensation amounts include base salary, stock-settled stock appreciation rights, non-equity compensation, and compensation reported in the "All Other Compensation" column in the Fiscal 2025 Summary Compensation Table. Compensation shown also includes the performance-based restricted stock unit award values as reported at the end of the applicable three-year performance period. Total compensation differs from total compensation shown in the Fiscal 2025 Summary Compensation Table required by the SEC in that changes in pension values are excluded.

(3) Represents the compound annual growth rate of the Company's TSR, the S&P 500 Consumer Staples Index TSR, and the S&P 500 Index TSR calculated over the specified period.



29

Compensation Principles and Objectives

Our compensation program focuses on the following key principles: (a) pay for performance; (b) attract and retain talent; and (c) maintain a balanced mix of compensation weighted toward at-risk pay elements.

PAY FOR PERFORMANCE

Our compensation philosophy emphasizes pay for performance through an executive compensation program designed to align compensation with broader organizational achievements intended to drive stockholder value. We believe aligning pay for performance assists in accomplishing the following four key objectives:

- demonstrate value provided to our stockholders;

- hold ourselves to a high performance standard;

- reinforce an innovative mindset among our leadership team to achieve a competitive advantage in the industry; and

- align the interests of our executives with those of stockholders by granting market-aligned, short-term incentives and long-term equity-based incentives that have payouts that correlate to individual and Company performance outcomes.

ATTRACT AND RETAIN TALENT

In addition to providing appropriate short- and long-term compensation, our executive compensation program is designed to attract, motivate, and encourage retention of an executive leadership team critical to the Company's success.

We compete for senior executive talent with other companies, and we believe that strong, competitive pay linked with Company performance attracts the right leadership to deliver results for our stockholders. To maintain the competitiveness of our executive compensation program, the Compensation Committee compares Brown-Forman's compensation practices with a 21-company group to benchmark compensation levels and sets target compensation at the 50th percentile (the Compensation Comparator Group). The Compensation Comparator Group is discussed further on page 42.

BALANCED MIX OF COMPENSATION, WEIGHTED TOWARD VARIABLE PAY ELEMENTS

The Compensation Committee believes that a balanced compensation structure, weighted toward variable at-risk pay elements, aligns executive compensation with Company performance and stockholder interests. This structure also incorporates appropriate fixed compensation elements necessary to attract, motivate, and retain talent.

The graphics on the right show the emphasis placed on pay for performance with variable and at-risk pay elements, such as long-term incentive equity awards and short-term cash incentives based on Company performance metrics for all of our Named Executive Officers in fiscal 2025.



FISCAL 2025 BROWN-FORMAN CEO PAY MIX VS. COMPENSATION COMPARATOR GROUP AND BROWN-FORMAN NEO PAY MIX VS. MARKET MEDIAN









Compensation Governance and Best Practices

We avoid pay practices that we believe do not support the principles and objectives of our executive compensation program or our culture. We adhere to high standards of compensation governance as set forth below:

☑ WHAT WE DO	☒ WHAT WE DO NOT DO
☑ Benchmark to peers within similar industries, size, and scope	☒ No employment agreements for NEOs
☑ Provide executive officers the opportunity to earn market-competitive compensation through a mix of cash and equity compensation	☒ No derivative or other hedging transactions in our securities by executive officers or directors
☑ Align pay with performance by linking a substantial portion of compensation to incentive-based compensation	☒ No uncapped award opportunities
☑ Target executive and board pay at the 50th percentile of peers	☒ No guaranteed annual salary increases or other guaranteed incentives
☑ Engage an independent compensation consultant to advise the Compensation Committee on executive compensation matters	☒ No incentive awards based on a single performance metric
☑ Maintain a Compensation Committee composed solely of independent directors	☒ No single-trigger change-in-control provisions
☑ Maintain incentive compensation recoupment policies (commonly known as "clawback" policies) applicable to all incentive plans	☒ No excessive perquisites or other personal benefits
☑ Enhance executive officer retention and further align executive and stockholder interests with long-term equity awards	☒ No plans or programs that encourage excessive risk-taking



Advisory Votes on Executive Compensation

We conduct an advisory vote on our executive compensation ("say-on-pay") every three years. Our last "say-on-pay" vote occurred at our 2023 Annual Meeting of Stockholders, and our stockholders expressed overwhelming support for the compensation of our NEOs, with more than 99% of the votes cast approving the advisory "say-on-pay" resolution. The Committee considered these results as one of many factors in its executive compensation decisions for fiscal 2025.

Following the expressed preference of our stockholders, we expect to continue to conduct advisory votes on executive compensation every three years, but reserve the right to conduct votes more frequently to seek additional feedback from our stockholders. We expect to hold our next "say-on-pay" advisory vote at the 2026 Annual Meeting of Stockholders.

Compensation Program Elements

Each of the following elements of our compensation program is designed to drive Company performance. We also have benefits, limited perquisites, and limited post-employment benefits plans. We establish key Company business objectives and individual performance objectives and compare performance metrics under long-term equity incentive plans to those of our peers. The Committee annually reviews each primary element of the compensation program, including base salary, short-term cash incentive, and long-term performance-based equity incentive, and considers the positioning of each element as compared to similarly situated executives in the Company's Compensation Comparator Group and within the labor market.

PAY ELEMENT	FORM	FISCAL 2025 PROGRAM	OBJECTIVE
Base Salary	Cash	Base salary serves as the primary "fixed" element in the executive compensation program.	Rewards professional experience and performance by providing fixed income to attract and retain executive talent.
Holiday Bonus	Cash	The holiday bonus is based on an employee's salary and tenure with Brown-Forman.	A longstanding tradition to reward continued service and show appreciation for our employees during the holidays.
Short-Term Performance-Based Cash Incentive	Cash	Equally-weighted Company performance metrics of underlying net sales growth and underlying operating income growth (80%). Individual performance metrics (20%).	Incentivizes and rewards attaining short-term corporate objectives and individual contributions to achieving these objectives.
Long-Term Performance-Based Equity Incentives	PBRSUs (2/3) SSARs (1/3)	The vesting of PBRSUs is subject to Brown-Forman's 3-year TSR (50%) and adjusted operating income (50%) metrics relative to the S&P 500 Consumer Staples Index. Value equates to stock price growth above grant price.	Emphasizes long-term performance objectives, providing a pay-for-performance structure rewarding executives for TSR objectives and aligning executive and stockholder interests.

Fiscal 2025 Compensation

TARGET TOTAL DIRECT COMPENSATION FOR FISCAL 2025

The chart below shows the annualized target total direct compensation for each of our NEOs in fiscal 2025.

FISCAL 2025 NEO TARGET TOTAL DIRECT COMPENSATION						
NAME[1]	YEAR	■ SALARY AND HOLIDAY BONUS[2]	▨ SHORT-TERM INCENTIVE TARGET	▨ LONG-TERM INCENTIVE TARGET	TARGET TOTAL DIRECT COMP	PAY MIX AT TARGET
Lawson E. Whiting	2025	$1,276,083	$1,650,000	$7,100,000	$10,026,083	
Leanne D. Cunningham	2025	729,190	650,000	1,850,000	3,229,190	
Marshall B. Farrer	2025	542,830	371,500	825,500	1,739,830	
Timothy M. Nall	2025	520,850	325,000	625,000	1,470,850	
Jeremy J. Shepherd	2025	533,871	333,219	675,000	1,542,090	

(1) Mr. Bentel and Mr. Hinrichs are not included on this chart because they left the Company during fiscal 2025.

(2) For purposes of this table, salary and holiday bonus are based on the one-year period beginning on July 1. Other compensation elements are based on our fiscal year beginning May 1. Any change to compensation during the year is prorated.

BASE SALARY AND HOLIDAY BONUS

The Committee typically adjusts salaries each July after completing its annual performance review process, but the Committee may adjust any NEO's salary at other times to reflect a change in role or responsibility. The holiday bonus, which we consider to be part of base salary, is guaranteed and based solely on an employee's tenure with the Company (see the Summary Compensation Table for more details on the holiday bonus provided by tenure). In its review of base salaries for the NEOs for fiscal 2025, the Compensation Committee considered the positioning of the Company's salaries for the NEOs as compared to similarly situated executives in the Company's Compensation Comparator Group.

The fiscal 2025 base salaries and holiday bonuses for the NEOs are set forth below:

NAME	SALARY AND HOLIDAY BONUS [1]
Lawson E. Whiting	$1,276,083
Leanne D. Cunningham	729,190
Marshall B. Farrer	540,297
Timothy M. Nall	520,850
Jeremy J. Shepherd	529,183
Matias Bentel	357,815
Thomas W. Hinrichs[2]	85,254



(1) Reflects fiscal year fixed compensation paid to NEOs employed at the end of fiscal 2025 from May 1, 2024, to April 30, 2025, which includes base salary and holiday bonus. Amounts for Messrs. Hinrichs and Bentel are prorated based on months employed during fiscal 2025.

(2) The amount shown is the U.S.-dollar equivalent based on the Bloomberg average exchange rate from May 1, 2024, to April 30, 2025, of €1 to $1.07780.

SHORT-TERM CASH INCENTIVE COMPENSATION

Our NEOs receive short-term cash incentive compensation each year tied to the achievement of certain predetermined annual Company and individual performance goals. We use cash incentive compensation to motivate our NEOs to achieve our short-term financial and strategic objectives while making progress toward our long-term growth and goals. The short-term incentives are subject to a performance factor of 0% to 200%. After adjusting for performance, the Company performance goal (80% weighting) and individual performance goal (20% weighting) are added together to determine the total short-term incentive payment. As a result, the total value of short-term incentive payouts can vary between 0% and 200% of target—a range we believe is sufficient for recognizing varying levels of performance without encouraging excessive risk-taking. For fiscal 2025, the Committee elected to eliminate the prior D&I performance component from the short-term incentive compensation program, which previously represented 10% of the target awards, to further increase our NEO's focus on the Company performance measures. As a result, for fiscal 2025, Company performance goals represented 80% of the target award—up from 70% in fiscal 2024.



For fiscal 2025:

80%

of the target opportunity was tied to Company performance (underlying net sales and underlying operating income[1]), and

20%

was tied to individual performance.

(1) "Underlying net sales" and "underlying operating income" are not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

COMPANY PERFORMANCE MEASURES

Company performance goals for short-term incentive compensation in fiscal 2025 were based on the Company's absolute underlying results. Absolute underlying results are how well we perform on the top and bottom lines, after adjusting for distributor inventories, as compared to our own internal targets. We believe depletion-based results best represent the true health of our brands and our business.

Underlying net sales and underlying operating income were calculated by adjusting, as applicable, operating income and net sales reported under generally accepted accounting principles (GAAP) for the following effects:

- Acquisitions and divestitures;
- Impairment charges;
- Other items;
- Foreign exchange; and
- Estimated net changes in distributor inventories.

The fiscal 2025 short-term performance goals and actual results are shown in the chart below:

FISCAL 2025 SHORT-TERM INCENTIVE COMPENSATION PROGRAM RESULTS

Underlying Net Sales[1] Growth Over Prior Year


Actual Result: -2%
14% Payout
-3%
2%
7%
Threshold
0% Payout
Target
100% Payout
Maximum
200% Payout

Underlying Operating Income[1] Growth Over Prior Year


Actual Result: -3%
0% Payout
-3%
4%
11%
Threshold
0% Payout
Target
100% Payout
Maximum
200% Payout

Resulting Payout 7% of Target


Underlying Net Sales(1) Growth
50%
50%
Underlying Operating Income(1) Growth

(1) "Underlying net sales" and "underlying operating income" are not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

INDIVIDUAL PERFORMANCE

Individual performance objectives for the NEOs consist of qualitative and/or quantitative goals that support the achievement of our strategic priorities, such as fulfilling individual job responsibilities, implementing talent development initiatives, developing profit-driving ideas, and making overall contributions to Brown-Forman as a senior leader. Payout levels for the individual portion of the short-term incentive are typically based on a percentage of base salary that increases or decreases based on the performance rating received by the NEO. In fiscal 2025, the Company initiated a restructuring plan, approved by the Board in January 2025 (the Building Better journey), which resulted in meaningful changes in roles, responsibilities, and objectives for the executive leadership team. The Building Better journey was implemented after the Committee had set each NEO's individual performance objectives (IPOs) for fiscal 2025, and greatly impacted the applicability and practicability of many of these IPOs.

During its review of each NEO's performance for fiscal 2025, the Committee used its best judgment in determining the extent to which the objectives for each NEO had been achieved despite the meaningful changes in roles, responsibilities, and objectives in connection with the Building Better journey. The Committee determined that each NEO performed very well in designing, implementing, and leading through these changes. Given that the collective efforts of this team were required for its success, the Committee determined it was prudent not to make individual incentive compensation or performance distinctions based on the respective IPOs for the NEOs (nor for any other Company employee) for fiscal 2025. Instead, the Committee awarded each NEO with the same individual performance percentage payout for the fiscal 2025 short-term incentive compensation.

The table below shows our NEOs' target short-term incentive compensation for fiscal 2025 and the actual short-term incentive compensation paid to them.

NAME	FISCAL 2025 TARGET SHORT-TERM INCENTIVE COMPENSATION	FISCAL 2025 TOTAL SHORT-TERM INCENTIVE COMPENSATION ACTUALLY RECEIVED
Lawson E. Whiting	$1,650,000	$521,400
Leanne D. Cunningham	650,000	205,400
Marshall B. Farrer	371,500	117,394
Timothy M. Nall	325,000	102,700
Jeremy J. Shepherd	333,219	105,298
Matias Bentel[1]	325,000	69,217
Thomas W. Hinrichs[2]	442,437	23,366

(1) Mr. Bentel left the Company on January 1, 2025, and was eligible for a prorated short-term incentive compensation award.

(2) Mr. Hinrichs left the Company on June 30, 2024, and was eligible for a prorated short-term incentive compensation award. The amount shown is the U.S.-dollar equivalent based on the Bloomberg average exchange rate from May 1, 2024, to April 30, 2025, of €1 to $1.07780.



LONG-TERM INCENTIVE COMPENSATION

Long-term incentives are intended to focus the efforts of our executives on long-range strategic goals, including sustainable growth, brand performance, and superior stockholder returns. They are also intended to serve as a retention incentive and help align our executives' interests with those of our stockholders by building equity ownership.

The Compensation Committee determines the target dollar value of the total long-term incentive award for each NEO. The target long-term incentives for the fiscal 2023-2025 performance period were divided into three components: performance-based cash incentives, performance-based restricted stock units (PBRSUs), and stock-settled stock appreciation rights (SSARs). The target long-term incentives granted in fiscal 2025 for the fiscal 2025-2027 performance period are divided into two equity-based components: PBRSUs and SSARs.

Generally, equity awards are granted annually on the date of the Annual Meeting of Stockholders. However, if an executive officer is hired or promoted at other times during the year, the Committee approves quarterly equity grants on the last Thursday of each quarter, as applicable, to reflect that action in the quarter in which it occurred.

PERFORMANCE-BASED RESTRICTED STOCK UNITS

The PBRSU awards granted to our executive officers in fiscal 2025 have a three-year performance period. These awards are initially expressed as a dollar value and then converted to a specific number of units when granted. At the end of the three-year performance period, the number of units earned, if any, represents units awarded, adjusted for performance and dividends paid during the second and third years of the performance period and converted to shares.

The Compensation Committee measures performance by comparing the three-year cumulative TSR of Brown-Forman's Class B common stock with the three-year cumulative TSR of the companies in the S&P 500 Consumer Staples Index and the three-year compound annual growth rate (CAGR) of Brown-Forman's adjusted operating income relative to the S&P 500 Consumer Staples Index. The range of payout is 50% to 150% of target. The Company has a 50% payout floor for performance below the 30th percentile because the Company does not offer executives time-based restricted stock units. Instead, for the sake of simplicity, the payout floor mirrors the effect of time-based restricted stock units in the plan design without introducing an additional award element.

Payouts for performance between threshold and target and between target and maximum are determined by using a straight-line method. In calculating TSR, the Committee looks at the average closing stock prices over the 60 trading days before the performance period begins and the final 60 trading days of the performance period. The companies used for the performance comparison will be those that constitute the S&P 500 Consumer Staples Index at the end of the performance period. In calculating relative operating income growth, the Committee looks at the CAGRs during the performance period of the companies in the same S&P Consumer Staples Index. For more information on the PBRSU awards granted during fiscal 2025, please see the Fiscal 2025 Grants of Plan-Based Awards Table on page 47 and the Outstanding Equity Awards at 2025 Fiscal Year-End Table on pages 48-50.

The table below shows the target PBRSUs awarded to each NEO in fiscal 2025 for the fiscal 2025-2027 performance period:

TARGET PBRSU AWARDS FOR FISCAL 2025-2027 PERFORMANCE PERIOD

Name	Amount
Lawson E. Whiting	$4,733,901
Leanne D. Cunningham	1,233,482
Marshall B. Farrer	550,404
Timothy M. Nall	416,737
Jeremy J. Shepherd	450,068
Matias Bentel(1)	416,737
Thomas W. Hinrichs(2)	–

(1) A portion of Mr. Bentel's PBRSU award (covering 3,214 shares) was forfeited following his departure from the Company.

(2) Mr. Hinrichs was not granted a PBRSU award for fiscal 2025 due to the timing of his departure from the Company.



PBRSU AWARDS: PAYOUT SCALE AND POTENTIAL PAYOUTS FOR FISCAL 2025-2027 PERFORMANCE PERIOD

Brown-Forman 3-Year TSR Rank vs. S&P 500 Consumer Staples Index (50% Weighting)


1st Percentile
30th Percentile
55th Percentile
80th Percentile
Threshold
50% Payout
Target
100% Payout
Maximum
150% Payout

Brown-Forman 3-Year Adjusted Operating Income(1) Rank vs. S&P 500 Consumer Staples Index (50% Weighting)


1st Percentile
30th Percentile
55th Percentile
80th Percentile
Threshold
50% Payout
Target
100% Payout
Maximum
150% Payout

(1) The three-year CAGR of adjusted operating income is the CAGR, expressed as a percentage of the Company's annual operating income determined according to GAAP and adjusted to an underlying basis. "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

SSARs

The Compensation Committee awards SSARs that allow our NEOs to receive the value of the appreciation of our Class B common stock from the grant date. The Committee determined the number of Class B common stock SSARs awarded to our NEOs for fiscal 2025 by dividing the total dollar value of each SSAR award by the value of one SSAR ($12.90 determined by the Black-Scholes method) at the close of trading on the grant date. SSARs become exercisable on the first day of the third fiscal year following the grant date, and generally are exercisable for seven fiscal years after that. The SSARs granted in July 2024 (for fiscal 2025) become exercisable on May 1, 2027, and will expire on April 30, 2034. For more information on the SSARs awarded during fiscal 2025, please see Fiscal 2025 Grants of Plan-Based Awards Table on page 47 and the Outstanding Equity Awards at 2025 Fiscal Year-End Table on pages 48-50.

The table below shows the number of SSARs awarded to our NEOs in fiscal 2025:

SSARs GRANTS IN FISCAL 2025 (IN CLASS B COMMON STOCK)

Name	SSARs Granted
Lawson E. Whiting	183,445
Leanne D. Cunningham	47,799
Marshall B. Farrer	21,329
Timothy M. Nall	16,149
Jeremy J. Shepherd	17,441
Matias Bentel(1)	16,149
Thomas W. Hinrichs(2)	–

(1) SSARs covering 5,383 shares of stock were forfeited following Mr. Bentel's departure from the Company.

(2) Mr. Hinrichs was not granted a SSAR award in fiscal 2025 due to the timing of his departure from the Company.

Fiscal 2025 Long-Term Compensation Awards

PBRSU AWARDS FOR FISCAL 2023-2025 PERFORMANCE PERIOD

The following companies were listed on the S&P 500 Consumer Staples Index at the end of the fiscal 2023-2025 performance period:

Altria Group, Inc.	Dollar Tree, Inc.	McCormick & Company, Incorporated
Archer-Daniels-Midland Company	The Estée Lauder Companies Inc. (Cl A)	Molson Coors Beverage Company (Cl B)
Brown-Forman Corporation (Cl B)	General Mills, Inc.	Mondelēz International, Inc. (Cl A)
Bunge Global	The Hershey Company	Monster Beverage Corporation
Campbell Soup Company	Hormel Foods Corporation	PepsiCo, Inc.
Church & Dwight Co., Inc.	The J.M. Smucker Company	Philip Morris International Inc.
The Clorox Company	Kellanova	The Procter & Gamble Company
The Coca-Cola Company	Kenvue	Sysco Corporation
Colgate-Palmolive Company	Keurig Dr Pepper Inc.	Target Corporation
Conagra Brands, Inc.	Kimberly-Clark Corporation	Tyson Foods, Inc. (Cl A)
Constellation Brands, Inc. (Cl A)	The Kraft Heinz Company	Walgreens Boots Alliance, Inc.
Costco Wholesale Corporation	The Kroger Co.	Walmart Inc.
Dollar General Corporation	Lamb Weston Holdings, Inc.	

Based on performance over the three-year period ended April 30, 2025, the awards paid out at 50% of target, as shown below.

PBRSU AWARDS: PERFORMANCE FOR FISCAL 2023-2025 PERFORMANCE PERIOD

Brown-Forman 3-Year TSR Rank vs. S&P 500 Consumer Staples Index



Payouts for performance between threshold and target and between target and maximum are determined by using a straight-line method. In calculating TSR, the Compensation Committee looked at average closing stock prices over the 60 trading days preceding the commencement of the performance period and the final 60 trading days of the performance period. The Committee determined the number of shares to issue by multiplying the target award by the three-year performance percentage and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. The Committee chose this calculation method so that our NEOs' compensation remained exposed to changes in stock price, but also allowed them to earn the dividends paid during the performance period, consistent with the goals of our long-term incentive plan. The shares awarded for the 2023-2025 performance period were issued on June 2, 2025.

The table below shows the number of shares of PBRSUs issued for the fiscal 2023-2025 performance period.

SHARES ISSUED FOR FISCAL 2023-2025 PERFORMANCE PERIOD	
Name	**Class A Shares**
Lawson E. Whiting	13,004
Leanne D. Cunningham	2,427
Marshall B. Farrer	1,092
Timothy M. Nall	1,016
Jeremy J. Shepherd	920
Matias Bentel	1,432
Thomas W. Hinrichs	1,210

SSARs

The value of our Stock-Settled Stock Appreciation Rights is determined by the difference between the market price of our Class B common stock on the date of exercise and the exercise price of the awards. The SSARs granted on July 28, 2022 became exercisable on May 1, 2025, and are exercisable until the expiration date of April 30, 2032.

LONG-TERM INCENTIVE CASH AWARDS PAID FOR FISCAL 2023-2025

Our long-term cash compensation program for the fiscal 2023-2025 performance period focused on growth in underlying net sales and underlying operating income relative to our industry. In fiscal 2023, the Committee revised the long-term incentive program, effective beginning in fiscal 2024, to eliminate the cash portion and increase the equity portion of the long-term incentive program. As a result, the last remaining long-term cash incentive award covers the 2023-2025 performance period.

Long-Term Performance-Based Cash Awards: Fiscal 2023-2025 Performance Period Results



RELATIVE UNDERLYING NET SALES[1]			
Fiscal Year	**Brown-Forman**	**Industry**	**Performance**
2023	11%	8%	130%
2024	4%	-2%	176%
2025	-2%	-2%	92%
		3-Year Period	133%

50% Weighting

RELATIVE UNDERLYING OPERATING INCOME[1]			
Fiscal Year	**Brown-Forman**	**Industry**	**Performance**
2023	8%	9%	86%
2024	12%	-3%	200%
2025	-3%	-7%	135%
		3-Year Period	140%

50% Weighting



Fiscal 2023 to Fiscal 2025 LTC Payout = 137%

(1) "Underlying net sales" and "underlying operating income" are not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

The table below shows the long-term cash award that each NEO earned in fiscal 2025 based on the 137% payout for the fiscal 2023-2025 performance period.

LONG-TERM CASH AWARDS PAID FOR FISCAL 2023-2025 PERFORMANCE PERIOD	
Name	**Amount**
Lawson E. Whiting	$2,448,223
Leanne D. Cunningham	456,758
Marshall B. Farrer	360,392
Timothy M. Nall	191,108
Jeremy J. Shepherd	173,181
Matias Bentel	269,396
Thomas W. Hinrichs[1]	234,727

(1) Mr. Hinrichs is based in Germany and is paid in euros. The amount shown is the U.S.-dollar equivalent based on the Bloomberg average exchange rate from May 1, 2024, to April 30, 2025, of €1 to $1.07780.

Other Compensation Elements

POST-TERMINATION COMPENSATION AND BENEFITS

We do not have employment agreements with any of our NEOs, nor do we have a formal severance plan that provides for post-termination compensation or benefits. However, we occasionally enter into consulting agreements with retiring executives to facilitate the efficient transition of leadership.

EMPLOYEE BENEFITS AND PERQUISITES

We provide our NEOs with certain benefits that are available to nearly all of our salaried employees in the United States, including term life insurance (equal to two times target cash compensation), travel accident insurance, matching contributions to a 401(k) savings plan, medical and dental insurance, and a pension that grows with each additional year of service and pay increase, as more fully discussed in "Pension Benefits" on page 51. Mr. Hinrichs, a German citizen, was not eligible to participate in the 401(k) savings plan or the U.S.-based pension. NEOs and certain other executives receive additional benefits, including a leased automobile or automobile allowance; automobile insurance; a residential security system and monitoring in certain circumstances (as required); professional security transportation to and from the office, corporate functions, or meetings in certain circumstances; limited reimbursement of financial planning, legal, and tax preparation expenses; and product promotion expenses. Mr. Whiting is required to use a chartered aircraft for security purposes. The Compensation Committee approved an annual corporate aircraft allowance up to $125,000 for Mr. Whiting's personal aircraft usage. For more details on these benefits, please see the "All Other Compensation" column of the Fiscal 2025 Summary Compensation Table found on page 45.

We purchase tickets to sporting and entertainment events for business outings with customers and suppliers. If the tickets are not used for business purposes, employees (including the NEOs) can use the tickets at no incremental cost to Brown-Forman. In addition, we occasionally invite the NEOs and directors, and their spouses to social events, including retirement celebrations, award dinners, sporting events, and similar functions. We believe these events provide valuable opportunities for our senior executives to establish and develop relationships with our directors, long-term stockholders, employees, and each other. For more detail on these employee benefits, please see the "All Other Compensation" column of the Fiscal 2025 Summary Compensation Table on page 45.

BROWN-FORMAN CORPORATION EXECUTIVE SAVINGS PLAN

The Brown-Forman Corporation Executive Savings Plan (ESP) is a non-qualified deferred contribution plan that enhances the perceived value of compensation for participants at very little cost to Brown-Forman. Our NEOs and other senior executives are eligible for this Plan and are given the opportunity to defer income to help them plan for future financial needs.



Participants in the ESP can contribute on a pre-tax basis up to 50% of base salary (including holiday bonus) and up to 75% of short- and long-term cash incentives. In the event a participant's contributions to the ESP reduce the participant's taxable compensation that would otherwise be considered 401(k)-eligible pay upon which a company matching contribution is calculated, Brown-Forman contributes a true-up match to the ESP to make up for any lost match under the 401(k) savings plan. All contributions to the ESP, including Brown-Forman's contributions to it, are 100% vested when made, as are any deemed earnings related to those contributions.

Effective January 1, 2025, the ESP was frozen to new entrants. Participants in the ESP may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. The benefits owed under the ESP are generally unsecured obligations of Brown-Forman. Brown-Forman is not entitled to an income tax deduction on the benefits owed under the ESP until the benefits become taxable to the participants, which generally will be when the benefits are actually paid. Amounts accumulated in ESP participant accounts are payable based on payment schedules chosen by the participant or in a lump sum six months after termination if certain criteria are met. Participants can choose either a lump sum payment or installment payments for up to ten years.

The Fiscal 2025 Non-Qualified Deferred Compensation Table on page 53 contains information about NEO activity in the ESP during fiscal 2025, including contributions, gains and losses attributable to the change in market value of the notional investments, and any payments to our NEOs.



Compensation Decisions

OUR DECISION-MAKING PROCESS

In making decisions, the Committee members benefit from their own diverse experience, input from members of management, advice from the Committee's independent compensation consultant, and access to functional experts at the Company.

INDEPENDENT BOARD MEMBERS	INDEPENDENT COMPENSATION COMMITTEE	INDEPENDENT COMPENSATION CONSULTANT	MANAGEMENT	OTHER KEY STAKEHOLDERS
Discuss feedback on various pay programs and practices with Management and other Board members.	Establishes compensation for our NEOs and other executive officers, and helps the Board fulfill its duties relating to the compensation of our directors, officers, and employees. The Committee also has the sole authority, on behalf of the Board, to determine the compensation of our CEO.	Provides the Committee with information on external compensation trends and guidance on the compensation of our NEOs and other executive officers. Provides independent advice to the Committee on non-employee director compensation. Assists with the Board and Committee self-assessment process.	Our CEO evaluates the individual performance and contributions of each other executive officer and reports to the Compensation Committee his recommendations regarding their compensation. Our CEO also discusses feedback on various pay programs and practices with the Committee.	Other key stakeholders, such as stockholders and employees, provide feedback to management, the Committee, and the Board regarding our various pay programs and practices.

THE ROLE OF OUR COMPENSATION COMMITTEE

The Compensation Committee serves a critical role in our compensation governance by providing independent oversight and thought leadership on executive compensation and establishing performance objectives that correlate pay and performance. The Committee is currently composed of three independent directors: Jan E. Singer (Chair), Mark A. Clouse, and Tracy L. Skeans. Each member of the Committee qualifies as an independent director under the NYSE's heightened independence standards for compensation committee members of non-controlled companies and as a non-employee director under SEC rules. As a "controlled company," Brown-Forman is not required to meet all of these standards, but we believe that doing so is in the best interests of our Company and our stockholders.

THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee's independent compensation consultant is engaged by and reports directly to the Committee and attends Committee meetings as requested. Willis Towers Watson (WTW) served as the Committee's consultant during fiscal 2025. During fiscal 2025, upon the recommendation by Company management and approval by the Committee, WTW performed certain services for the Company, in addition to its services to the Committee, including ad hoc compensation consulting (such as broad-based incentive plan design, compensation survey services, and design work supporting the development of a portal outlining employee pay, benefits, and other rewards). They also provided consulting services related to enterprise risk management and insurance placement.

Fees paid to WTW in fiscal 2025 for compensation committee consultant services totaled $253,067 and $2,821,580 for all other services to the Company, which represented less than 1% of WTW's fiscal year revenue. In accordance with SEC and NYSE requirements, the Committee has reviewed the independence of WTW and determined that no conflict exists that would compromise the independence of the firm's advice.

THE ROLE OF MANAGEMENT

Management provides relevant data, context, and input regarding strategic goals to the Committee and independent compensation consultant. This information supports the compensation consultant's analysis and recommendations to the Committee. It ensures the compensation consultant's advice is tailored to the Committee's needs while maintaining the independence of the compensation consultant's insights for the Committee's decision-making. The Committee maintains ultimate authority over executive compensation decision-making. This collaborative effort supports our goal that our compensation strategies attract, motivate, and retain talent effectively within the organization.

COMPENSATION COMPARATOR GROUP

Each year, with the assistance of the independent compensation consultant, the Committee reviews the list of companies against which we compare our executive compensation packages. The selection goal is to make sure the Compensation Comparator Group shares similar characteristics with Brown-Forman, such as industry, country headquarters, revenue, market capitalization, global footprint, and prominence of brands. The companies listed below constituted the Compensation Comparator Group for decisions made in fiscal 2025, and the group remains unchanged from fiscal 2024.

Compensation Comparator Group

The Boston Beer Company, Inc.

Campbell Soup Company

Church & Dwight Co., Inc.

The Clorox Company

Conagra Brands, Inc.

Constellation Brands, Inc.

Davide Campari-Milano N.V.

Diageo plc

Edgewell Personal Care Company

Energizer Holdings, Inc.

The Hain Celestial Group, Inc.

Harley-Davidson, Inc.

The Hershey Company

The J.M. Smucker Company

McCormick & Company, Incorporated

Molson Coors Beverage Company

Monster Beverage Corporation

Pernod Ricard SA

Rémy Cointreau SA

Treasury Wine Estates Limited

YETI Holdings, Inc.

Compensation Policies and Practices

INCENTIVE COMPENSATION RECOUPMENT POLICY

The Committee oversees our Incentive Compensation Recoupment Policies. In 2023, our Board adopted the Company's Policy on Recoupment of Incentive Compensation (Recoupment Policy) applicable to current and former executive officers (Covered Officers) designated by the Board as "officers" pursuant to Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (Exchange Act). The Recoupment Policy is intended to comply with the rules adopted by the SEC under Section 10D and Rule 10D of the Exchange Act, and the related listing standards adopted by the NYSE (collectively, the Clawback Rules).

The Recoupment Policy provides for mandatory recovery of erroneously awarded "incentive-based compensation" as defined in the Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Recoupment Policy, the Company is entitled to recoup from Covered Officers erroneously awarded "incentive-based compensation" received within a look-back period of the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement. The foregoing description is only a summary and is qualified in its entirety by reference to the full text of the Recoupment Policy, a copy of which was filed as Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended April 30, 2024.

In addition to the Recoupment Policy, in 2013 the Board adopted a recoupment policy applicable to executive officers and other senior officers designated by the Compensation Committee (a Designated Officer) which provides that the Company will, at the direction of the Committee, seek to recover all or part of the incentive compensation that should not have been awarded or paid, if (i) the Company has to restate its reported financial results due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws within three years after the date the results are first publicly issued or filed, or (ii) the Company discovers a material error in the calculation of any incentive compensation that was awarded or paid within the preceding three years.

If the Committee determines that any Designated Officer engaged in fraud or intentional misconduct in connection with any such material noncompliance or error in incentive calculation, the Committee can direct the Company to seek recovery of the incentive compensation that should not have been awarded or paid for a period of six years after the date that such financial results were first publicly issued or filed or six years before the date such fraud or misconduct was discovered.

RETIREMENT AGE POLICY

Our NEOs and other executive officers with high-level policymaking positions are subject to a mandatory retirement age of 65. Such NEOs and executive officers are personally notified of the mandatory retirement policy at age 60 (or older if the individual assumes such a position after age 60). An employee who does not become an NEO or executive officer until after attaining the age of 65 will have a two-year grace period once becoming subject to the policy.

DEDUCTIBILITY OF COMPENSATION

Under the Tax Cuts and Jobs Act of 2017, effective for our taxable years beginning on or after January 1, 2018, the exception under Section 162(m) for performance-based compensation is no longer available, subject to transition relief for certain grandfathered arrangements in effect as of November 2, 2017. To maintain flexibility, Brown-Forman has never had a policy requiring that all NEO compensation be fully deductible.

COMPENSATION RISK ASSESSMENT

To determine the level of risk arising from our compensation policies and practices, we conduct an annual risk assessment, with oversight by the Committee, its independent compensation consultant, and our internal auditors. The assessment is based on a framework provided by the Committee's independent compensation consultant and examines the risk associated with the compensation programs applicable to all of our employees. The assessment also considers the features of our compensation programs that are designed to mitigate risk. We believe our compensation programs encourage and reward an appropriate level of risk-taking. The Committee concluded, based upon the results of the assessment for fiscal 2025, that our compensation policies and practices are not reasonably likely to have a material adverse effect on Brown-Forman.



43

2025 Proxy Statement and Notice of Annual Meeting of Stockholders

EQUITY AWARD GRANTS

Under the 2022 Omnibus Compensation Plan, the grant date of any award must be the date of the Committee or Board meeting at which it was approved. We use the 20-day trailing average stock price to determine the target number of shares granted. We do not have a program, plan, or practice of timing equity award grants in conjunction with the release of material nonpublic information (or vice versa). We have never re-priced or back-dated options or SSARs granted under any of our equity compensation plans, and both our 2013 Omnibus Compensation Plan and our 2022 Omnibus Compensation Plan specifically prohibit such practices. Neither the Committee nor the Board granted options or SSARs to our NEOs in fiscal 2025 during a period beginning four business days before, or one business day after, (a) the filing of a periodic report on Form 10-Q or Form 10-K or (b) the filing or furnishing of a current report on Form 8-K that disclosed material non-public information.

SOURCE OF PLAN SHARES

We try to limit the source of shares delivered to participants under our equity compensation plans to those we purchase from time to time on the open market (in connection with our publicly announced share repurchase programs), in private transactions, or otherwise. We may use newly issued shares to cover exercises or redemptions of awards and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable after that.

INSIDER TRADING POLICY; HEDGING, DERIVATIVES, AND SHORT SALE TRANSACTIONS PROHIBITED

Our Board has adopted an Insider Trading Policy to promote compliance with applicable securities laws that prohibit certain persons who are aware of material nonpublic information about a company from (i) trading in securities of that company or (ii) providing material non-public information to other persons who may trade on the basis of that information. Our Insider Trading Policy includes certain procedures governing the purchase, sale, and other disposition of Brown-Forman securities by employees, officers, directors, and their family members. Furthermore, our Insider Trading Policy prohibits employees, officers, directors, and their family members from selling Brown-Forman securities that they do not own (a short sale); from engaging in transactions involving exchange-traded options, puts, calls, or other derivative securities based on Brown-Forman securities; and from engaging in any hedging or monetization transactions accomplished through a number of possible mechanisms, including the use of financial instruments such as prepaid variable forwards, equity swaps, and collars.

OUR POLICY ON STOCK OWNERSHIP GUIDELINES

We do not have stock ownership guidelines for our employees. However, the Committee does review the stock ownership status of our NEOs before granting additional stock-based compensation each year to determine whether such grants are necessary and to assess potential retention risk. We list the stock beneficially owned by our NEOs on page 58.

Compensation Committee Report

We, the Compensation Committee of the Board of Directors of Brown-Forman Corporation, have reviewed and discussed with management the foregoing Compensation Discussion and Analysis and, based on such review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

Jan E. Singer, Chair
Mark A. Clouse
Tracy L. Skeans





Compensation Tables

SUMMARY COMPENSATION

The following table sets forth the compensation of our NEOs for the fiscal years shown below, calculated under SEC rules.

FISCAL 2025 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	SSAR/ Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Lawson E. Whiting President and Chief Executive Officer	2025	$1,276,093	—	$4,624,396	$2,366,441	$2,969,623	$2,024,516	$188,485	$13,449,544
	2024	1,250,040	—	4,765,947	2,216,466	3,706,929	1,145,802	108,986	13,194,160
	2023	1,250,040	—	2,075,901	1,786,508	3,387,283	1,095,610	55,920	9,651,262
Leanne D. Cunningham Executive Vice President and Chief Financial Officer	2025	729,190	—	1,204,949	616,607	662,150	1,087,460	40,362	4,340,726
	2024	655,646	—	1,075,043	499,967	937,015	579,124	37,906	3,784,701
	2023	620,842	—	387,315	333,304	902,001	450,596	38,881	2,732,930
Marshall B. Farrer[8] Executive Vice President, Chief Strategic Growth Officer	2025	540,297	—	537,672	275,144	477,706	595,041	688,215	3,114,155
	2024	523,513	—	591,656	275,159	614,976	247,451	1,407,142	3,659,897
	—	—	—	—	—	—	—	—	—
Timothy M. Nall[9] Executive Vice President, Chief Global Supply Chain and Technology Officer	2025	520,850	—	407,097	208,322	293,808	426,265	46,656	1,902,998
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Jeremy J. Shepherd[9] Executive Vice President, Chief Marketing Officer	2025	529,183	—	439,657	224,989	278,479	220,933	49,091	1,742,332
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Matias Bentel[9][10] Former Executive Vice President, Chief Brands Officer	2025	357,815	—	407,097	208,322	338,613	723,948	219,878	2,255,673
	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Thomas W. Hinrichs[11] Former Executive Vice President, President, Emerging International	2025	85,254	—	—	—	258,093		1,499,423	1,842,770
	2024	528,725	—	403,524	187,659	731,140	—	22,130	1,873,178
	2023	473,252	—	193,113	166,145	688,477	—	468,187	1,989,174

(1) Salary includes holiday bonus and is based on the fiscal year beginning May 1, 2024. The holiday bonus, which is provided to all salaried employees, is based on the employee's tenure as shown in the table below:

Length of Continuous Service	Amount of Holiday Bonus
3 months but less than 6 months	1/8 of monthly salary
6 months but less than 5 years	1/4 of monthly salary
5 years but less than 10 years	3/8 of monthly salary
10 years or more	1/2 of monthly salary

(2) Our NEOs do not receive non-performance-based compensation that would be considered a "Bonus" under SEC rules.

(3) Includes the aggregate grant date fair value of PBRSUs granted during the respective fiscal years, calculated in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718. The grant date fair value for the PBRSUs granted during fiscal 2025, assuming the maximum achievement of the performance goals would have been $6,936,594 for Mr. Whiting, $1,807,423 for Ms. Cunningham, $806,509 for Mr. Farrer, $610,646 for Mr. Nall, $659,485 for Mr. Shepherd, and $610,646 for Mr. Bentel. Mr. Hinrichs was not granted an award. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the fiscal year ended April 30, 2025, which appear in our Annual Report on Form 10-K for fiscal 2025.

45

(4) Includes the aggregate grant date fair value of SSARs granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to our audited financial statements for the fiscal year ended April 30, 2025. Note 12 appears in our Annual Report on Form 10-K for fiscal 2025.

(5) Amounts listed for fiscal 2025 include short-term cash incentive compensation paid for the one-year performance period ended on April 30, 2025, and long-term cash incentive compensation paid for the three-year performance period ended on April 30, 2025, as approved by the Compensation Committee in May 2025 and paid on June 15, 2025. These amounts are shown below.

	Short-Term Cash	Long-Term Cash	Total
Lawson E. Whiting	$521,400	$2,448,223	$2,969,623
Leanne D. Cunningham	205,400	456,758	662,158
Marshall B. Farrer	117,394	360,392	477,786
Timothy M. Nall	102,700	191,108	293,808
Jeremy J. Shepherd	105,298	173,181	278,479
Matias Bentel	69,217	269,396	338,613
Thomas W. Hinrichs	23,366	234,727	258,093

(6) Amounts represent changes between fiscal years in the actuarial present value of the accumulated pension benefits of each of the NEOs under the applicable pension or savings plan. Pension values may fluctuate significantly from year to year depending on a number of factors including: age; years of service; average annual earnings; and the assumptions used to determine the present value, such as the discount rate and mortality tables. Please see the Fiscal 2025 Pension Benefits Table on page 51 for the assumptions used in calculating the change in pension value. None of the NEOs received above-market or preferential earnings (as these terms are defined by the SEC) on their non-qualified deferred compensation accounts.

	Qualified	Non-Qualified	Total
Lawson E. Whiting	$147,941	$1,876,575	$2,024,516
Leanne D. Cunningham	140,852	946,608	1,087,460
Marshall B. Farrer	126,912	468,129	595,041
Timothy M. Nall	117,574	308,691	426,265
Jeremy J. Shepherd	64,117	156,816	220,933
Matias Bentel	67,790	656,158	723,948
Thomas W. Hinrichs	—	—	—

(7) The following table sets forth each component of the "All Other Compensation" column for fiscal 2025.

Name	401(k) Matching Contribution	Cost of Company-Provided Life Insurance	Cost of Company Car and Aircraft Benefit[a][b][c]	Other[d][e][f][g][h][i][j][k][l][m]	Total
Lawson E. Whiting	$15,542	$2,496	$154,725	$15,722	$188,485
Leanne D. Cunningham	18,198	2,496	14,400	13,268	48,362
Marshall B. Farrer	16,418	2,206	9,600	659,991	688,215
Timothy M. Nall	17,967	1,996	14,400	12,293	46,656
Jeremy J. Shepherd	18,081	2,007	14,400	14,603	49,091
Matias Bentel	10,755	1,267	9,641	198,214	219,877
Thomas W. Hinrichs	—	1,135	2,911	1,495,377	1,499,423

(a) Values based on the cost to Brown-Forman during the fiscal year, including lease payments, maintenance, registration, and insurance premiums for Company-leased car, or car allowance in lieu of a company car.

(b) Amounts shown for Ms. Cunningham, Mr. Farrer, Mr. Nall, Mr. Shepherd, Mr. Bentel, and Mr. Hinrichs includes a car allowance in lieu of a company car. Mr. Whiting transitioned from a company car to an allowance in November 2024.

(c) Amounts shown for Mr. Whiting include $120,711 with respect to personal aircraft usage. We calculate the aggregate incremental cost based on the payments made by us to provide the applicable chartered aircraft benefit.

(d) Reimbursement of financial planning expenses up to a limit of $4,000 for the fiscal year.

(e) Up to $1,200 for the fiscal year for each NEO for Product Promotion-related expenses.

(f) Includes personal security associated with the company's announcement of a restructuring in January 2025 in the amount of $10,981 for Mr. Whiting, $8,500 for Ms. Cunningham and Mr. Farrer, and $9,481 for Mr. Nall and Mr. Shepherd.

(g) Includes $1,200 for monitoring services for a residential security system installed for Mr. Whiting.

(h) Includes $197,848 for cost-of-living allowance, rent, dependent education, transportation, utilities, language training, and storage of household goods for Mr. Farrer while on expatriate assignment in the Netherlands.

(i) Includes $448,060 in taxes paid by the Company during Mr. Farrer's expatriate assignment in the Netherlands.

(j) Includes $177,617 in severance payments and a $12,000 payment to offset costs associated with engaging an outplacement service provider associated with Mr. Bentel's departure.

(k) Includes $7,399 in taxes paid by the Company during Mr. Bentel's expatriate assignment in Mexico.

(l) Includes $1,270,000 for the consulting agreement associated with Mr. Hinrichs' departure from the Company, as well as $92,637 for a prorated long-term cash payment and $44,642 to support the loss of pension.

(m) Includes $85,852 in taxes paid by the Company during Mr. Hinrichs' expatriate assignment in the Netherlands.

(8) Mr. Farrer was not an NEO in fiscal 2023.

(9) Messrs. Nall, Shepherd, and Bentel were not NEOs in fiscal 2023 or fiscal 2024.

(10) Amounts do not reflect shares forfeited in connection with Mr. Bentel's departure from the Company on January 1, 2025, which consisted of 3,213 shares of PBRSUs and 5,383 SSARs.

(11) Mr. Hinrichs is based in Germany and is paid in euros. The amount shown for Salary, Non-Equity Incentive Plan Compensation, and All Other Compensation is the U.S.-dollar equivalent based on the Bloomberg average exchange rate from May 1, 2024, to April 30, 2025, of €1 to $1.07780. Mr. Hinrichs did not receive any Stock or SSAR/Options Awards in fiscal 2025 based on the timing of his departure from the Company.

GRANTS OF PLAN-BASED AWARDS

The following table contains information regarding the equity and non-equity awards granted to our NEOs during fiscal 2025 under our 2022 Omnibus Compensation Plan. For additional information on the fiscal 2025 awards, please see the Compensation Discussion and Analysis, which begins on page 28.

FISCAL 2025 GRANTS OF PLAN-BASED AWARDS TABLE											
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[2]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[3]			All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($)[5]	Grant Date Fair Value of Stock and Option Awards ($)[6]
Name	Grant Date	Award Type[1]	Threshold	Target	Maximum	Threshold	Target	Maximum			
Lawson E. Whiting		STC	$ —	$1,650,000	$3,300,000						
	7/25/2024	PBRSU				54,753	109,505	164,258			$4,624,396
	7/25/2024	SSAR							183,445	$45.07	2,366,441
Leanne D. Cunningham		STC	—	650,000	1,300,000						
	7/25/2024	PBRSU				14,267	28,533	42,800			1,204,949
	7/25/2024	SSAR							47,799	45.07	616,607
Marshall B. Farrer		STC	—	371,500	743,000						
	7/25/2024	PBRSU				6,366	12,732	19,098			537,672
	7/25/2024	SSAR							21,329	45.07	275,144
Timothy M. Nall		STC	—	325,000	650,000						
	7/25/2024	PBRSU				4,820	9,640	14,460			407,097
	7/25/2024	SSAR							16,149	45.07	208,322
Jeremy J. Shepherd		STC	—	333,219	666,438						
	7/25/2024	PBRSU				5,206	10,411	15,617			439,657
	7/25/2024	SSAR							17,441	45.07	224,989
Matias Bentel[7]		STC	—	325,000	650,000						
	7/25/2024	PBRSU				4,820	9,640	14,460			407,097
	7/25/2024	SSAR							16,149	45.07	208,322
Thomas W. Hinrichs[8]		STC	—	442,437	884,874						
	7/25/2024	PBRSU				—	—	—			—
	7/25/2024	SSAR							—	—	—

(1) "STC" represents short-term (or annual) incentive compensation payable in cash. "PBRSU" represents Class B common performance-based restricted stock units. "SSAR" represents Class B common stock-settled stock appreciation rights.

(2) Amounts represent potential value of the short-term incentive compensation opportunity for the fiscal 2025 performance period. No amounts are payable if threshold underlying operating income and underlying net sales performance levels are not achieved. STC is capped at 200% of target. Please see the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2025 Summary Compensation Table on page 45 for amounts actually paid. These amounts include the short-term cash incentive compensation paid for the one-year performance period ended on April 30, 2025.

(3) Amounts represent the estimated payouts of the PBRSU awards granted in fiscal 2025. PBRSU awards are subject to a three-year performance period. The final number of shares earned will be determined by multiplying the number of units by the three-year performance percentage and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. PBRSU awards granted in fiscal 2025 will vest following certification by the Compensation Committee regarding whether, and to what extent, the performance goals have been met, which is expected to be on or around June 1, 2027. The estimated possible payouts assume a 50% threshold and 150% maximum payout.

(4) The number of SSARs awarded for fiscal 2025 was determined by dividing the total cash value of each SSAR award by the Black-Scholes value ($12.90) of our Class B common stock as of the close of trading on the date of grant, July 25, 2024. SSARs become exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years after that (barring certain events that may cause an award to become exercisable earlier). SSARs granted July 25, 2024, become exercisable on May 1, 2027, and expire April 30, 2034.

(5) The exercise price for the SSARs represents the closing price of our Class B common stock on the grant date.

(6) Calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts appear in Note 12 to our audited financial statements for the fiscal year ended April 30, 2025, which is included in our Annual Report on Form 10-K for fiscal 2025.

(7) Due to Mr. Bentel's departure from the Company on January 1, 2025, 3,213 shares of PBRSUs and 5,383 SSARs were forfeited. The amounts reflected above are the original number of shares granted and do not reflect the forfeitures.

(8) Mr. Hinrichs is based in Germany and is paid in euros. The amount shown is the U.S.-dollar equivalent based on the Bloomberg average exchange rate from May 1, 2024, to April 30, 2025, of €1 to $1.07780. Mr. Hinrichs did not receive any Stock or Options Awards in fiscal 2025 based on the timing of his departure from the Company.

OUTSTANDING EQUITY AWARDS

The following table lists the outstanding equity awards held by our NEOs as of April 30, 2025. The year-end values shown in the table are based on the April 30, 2025, closing prices for our Class A common stock, $34.61 per share, and our Class B common stock, $34.84 per share.

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR END TABLE								
		SSAR Awards[1]				Stock Awards[2]		
Name	Grant Date	Number of Securities Underlying Unexercised SSARs Exercisable (#)	Number of Securities Underlying Unexercised SSARs Unexercisable (#)	SSAR Exercise Price ($)	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[6]
Lawson E. Whiting	7/28/2016	29,314		$37.94	4/30/2026				
	7/27/2017	34,619		39.20	4/30/2027				
	7/26/2018	41,266		53.24	4/30/2028				
	7/25/2019	111,626		53.88	4/30/2029				
	7/30/2020	109,334		68.24	4/30/2030				
	7/22/2021	101,757		70.24	4/30/2031				
	7/28/2022		86,430	73.61	4/30/2032				
	7/27/2023		101,906	69.87	4/30/2033				
	7/25/2024		183,445	45.07	4/30/2034				
	7/28/2022					13,004	$450,068		
	7/27/2023							62,243	$2,154,230
	7/25/2024							109,505	3,815,154
Leanne D. Cunningham	7/28/2016	7,309		37.94	4/30/2026				
	7/27/2017	6,213		39.20	4/30/2027				
	7/26/2018	3,856		53.24	4/30/2028				
	7/25/2019	3,948		53.88	4/30/2029				
	7/30/2020	3,008		68.24	4/30/2030				
	7/22/2021	12,628		70.24	4/30/2031				
	7/28/2022		16,125	73.61	4/30/2032				
	7/27/2023		22,987	69.87	4/30/2033				
	7/25/2024		47,799	45.07	4/30/2034				
	7/28/2022					2,427	83,998		
	7/27/2023							14,040	485,924
	7/25/2024							28,533	994,090
Marshall B. Farrer	7/28/2016	3,338		37.94	4/30/2026				
	7/25/2019	2,683		53.88	4/30/2029				
	7/30/2020	3,406		68.24	4/30/2030				
	7/22/2021	8,752		70.24	4/30/2031				
	7/28/2022		7,253	73.61	4/30/2032				
	7/27/2023		12,651	69.87	4/30/2033				
	7/25/2024		21,329	45.07	4/30/2034				
	7/28/2022					1,092	37,794		
	7/27/2023							7,727	267,431
	7/25/2024							12,732	443,583

48

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR END TABLE

		SSAR Awards[1]				Stock Awards[2]			
Name	Grant Date	Number of Securities Underlying Unexercised SSARs Exercisable (#)	Number of Securities Underlying Unexercised SSARs Unexercisable (#)	SSAR Exercise Price ($)	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[6]
Timothy M. Nall	7/27/2017	7,768		39.20	4/30/2027				
	7/26/2018	9,640		53.24	4/30/2028				
	7/25/2019	9,868		53.88	4/30/2029				
	7/30/2020	3,008		68.24	4/30/2030				
	7/22/2021	4,536		70.24	4/30/2031				
	7/28/2022		6,747	73.61	4/30/2032				
	7/27/2023		8,429	69.87	4/30/2033				
	7/25/2024		16,149	45.07	4/30/2034				
	7/28/2022					1,016	35,164		
	7/27/2023							5,148	178,172
	7/25/2024							9,640	335,858
Jeremy J. Shepherd	7/25/2019	895		53.88	4/30/2029				
	7/30/2020	682		68.24	4/30/2030				
	7/22/2021	2,055		70.24	4/30/2031				
	7/28/2022		6,114	73.61	4/30/2032				
	7/27/2023		8,429	69.87	4/30/2033				
	7/25/2024		17,441	45.07	4/30/2034				
	7/28/2022					920	31,841		
	7/27/2023							5,148	178,172
	7/25/2024							10,411	362,719
Matias Bentel[7]	7/27/2017	1,409		39.20	4/30/2027				
	7/26/2018	3,495		53.24	4/30/2028				
	7/25/2019	4,935		53.88	4/30/2029				
	7/30/2020	9,546		68.24	4/30/2030				
	7/22/2021	11,530		70.24	4/30/2031				
	7/28/2022		9,511	73.61	1/1/2032				
	7/27/2023		9,400	69.87	1/1/2032				
	7/25/2024		10,766	45.07	1/1/2032				
	7/28/2022					1,432	49,562		
	7/27/2023							5,742	198,731
	7/25/2024							6,427	223,917

49

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR END TABLE

Name	Grant Date	SSAR Awards[1]				Stock Awards[2]			
		Number of Securities Underlying Unexercised SSARs Exercisable (#)	Number of Securities Underlying Unexercised SSARs Unexercisable (#)	SSAR Exercise Price ($)	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)[5]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[6]
Thomas W. Hinrichs[8]	7/28/2016	15,179		37.94	4/30/2026				
	7/27/2017	12,827		39.20	4/30/2027				
	7/26/2018	11,312		53.24	4/30/2028				
	7/25/2019	23,651		53.88	4/30/2029				
	7/30/2020	17,960		68.24	4/30/2030				
	7/22/2021	11,312		70.24	4/30/2031				
	7/28/2022		8,038	73.61	6/30/2031				
	7/27/2023		8,628	69.87	6/30/2031				
	7/28/2022					1,210	41,878		
	7/27/2023							5,270	182,395

(1) SSAR awards are exercisable for shares of Class B common stock. All SSARs vest and become fully exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years after that (barring certain events that may require an award to become exercisable earlier).

(2) Represents Class A and Class B common PBRSU awards with a three-year performance period. The PBRSU awards granted on July 28, 2022, vested on June 2, 2025. The PBRSU awards granted on July 27, 2023, and July 25, 2024, will vest on or about June 1, 2026, and June 1, 2027, respectively.

(3) Reflects the number of shares of restricted Class A common stock that were issued on June 2, 2025, upon satisfaction of the performance measures prescribed for the performance-based restricted stock awards granted on July 28, 2022. The number of shares issued was determined by multiplying the target award by a three-year performance percentage (50%), and then adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period.

(4) Market value for the PBRSU awards was determined by multiplying the number of Class A shares by $34.61 (the closing price of our Class A common stock on April 30, 2025).

(5) Amounts shown represent the estimated payout of PBRSUs based on a performance multiplier of 100% of target for the awards granted in fiscal 2024 and fiscal 2025. PBRSU awards are initially determined as a cash value, which is converted to units, and then subject to a three-year performance period. The number of shares of PBRSUs ultimately awarded will be determined by multiplying the initial number of units by a three-year performance adjustment factor and adjusting the resulting number to account for dividends paid during the second and third years of the performance period.

(6) Market value for the July 27, 2023, PBRSU awards was determined by multiplying the number of Class A shares by $34.61 (the closing price of our Class A common stock on April 30, 2025). The market value for the July 25, 2024, PBRSU awards was determined by multiplying the number of Class B shares by $34.84 (the closing price of our Class B common stock on April 30, 2025).

(7) A portion of Mr. Bentel's July 25, 2024, awards were forfeited due to the timing of his departure from the Company, and the expiration dates for a portion of his outstanding awards were adjusted to seven years following the date of his departure in accordance with the treatment of a retirement event under the applicable award agreement.

(8) Mr. Hinrichs did not receive a grant on July 25, 2024, due to the timing of his retirement from the Company, and the expiration dates for a portion of his outstanding awards were adjusted to seven years following the date of his departure in accordance with the treatment of a retirement event under the applicable award agreement.

OPTION EXERCISES AND STOCK VESTED

The following table shows all SSAR awards exercised by the NEOs during fiscal 2025 and the value realized upon exercise, as well as all stock awards in which our NEOs vested during fiscal 2025 and the value realized upon vesting.

FISCAL 2025 OPTION EXERCISES AND STOCK VESTED TABLE

Name	SSAR Awards[1]		Stock Awards[2]		
	Number of Shares Acquired on Exercise	Value Realized on Exercise[3]	Number of Class A Shares Acquired on Vesting[4]	Number of Class B Shares Acquired on Vesting[4]	Value Realized on Vesting[5]
Lawson E. Whiting	–	–	12,887	–	$632,365
Leanne D. Cunningham	–	–	1,600	–	78,512
Marshall B. Farrer	–	–	1,109	–	54,419
Timothy M. Nall	–	–	575	–	28,215
Jeremy J. Shepherd	–	–	–	247	11,819
Matias Bentel	–	–	1,461	–	71,691
Thomas W. Hinrichs	–	–	1,433	–	70,317

(1) All SSAR awards are settled in Class B common stock.

(2) Stock awards are in the form of Class A or Class B common stock.

(3) Equals the difference between the SSAR exercise price and the market price of the underlying shares at time of exercise, multiplied by the number of SSAR awards exercised.

(4) The grant date for all awards of Class A and Class B common PBRSUs shown in the table was July 22, 2021. The vesting date was June 3, 2024, and the closing price of the relevant class of common stock on April 30, 2024, was used to determine value realized upon vesting.

(5) Equals the sum of the closing price of each underlying security on the vesting date multiplied by the number of shares of the applicable class of common stock that vested. The closing price of our Class A common stock on April 30, 2024, was $49.07. The closing price of our Class B common stock on April 30, 2024, was $47.85.

PENSION BENEFITS

We maintain both tax-qualified and non-qualified supplemental excess retirement plans. The following table shows the present value of accumulated pension benefits payable to each of our NEOs under our tax-qualified plan (Brown-Forman Corporation Salaried Employees Retirement Plan) and under our non-qualified excess plan (Brown-Forman Supplemental Executive Retirement Plan), based on the pension earned as of our most recent FASB ASC Topic 715 measurement date, April 30, 2025. These plans are described below the table.

FISCAL 2025 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Lawson E. Whiting	Qualified	27.83	$1,027,954	$ –
	Non-Qualified	27.83	9,420,676	–
Leanne D. Cunningham	Qualified	29.83	1,021,246	–
	Non-Qualified	29.83	2,543,181	–
Marshall B. Farrer	Qualified	26.83	868,744	–
	Non-Qualified	26.83	1,414,965	–
Timothy M. Nall	Qualified	24.42	786,909	–
	Non-Qualified	24.42	952,751	–
Jeremy J. Shepherd	Qualified	13.67	357,729	–
	Non-Qualified	13.67	354,539	–
Matias Bentel	Qualified	16.58	–	432,360
	Non-Qualified	16.58	1,125,177	–
Thomas W. Hinrichs [2] [3]	Germany	28.67	818,860	–

(1) Actuarial present value of each NEO's accumulated pension benefit as of our FASB ASC Topic 715 measurement date, April 30, 2025, using a 5.62% discount rate and expected retirement age of 65, except for Mr. Bentel, whose qualified benefits reflect lump sum payment received in April 2025 and SERP benefit reflects January 1, 2025, termination (commencement at age 55).

(2) Mr. Hinrichs is a German citizen. The German pension plan for Brown-Forman pays a guaranteed capital sum or monthly pension. Expected retirement is 65 years and guaranteed interest is 2.75%.

(3) Mr. Hinrichs is based in Germany and is paid in euros. The amount shown is the U.S.-dollar equivalent based on the Bloomberg average exchange rate from May 1, 2024, to April 30, 2025, of €1 to $1.07780.

BROWN-FORMAN CORPORATION SALARIED EMPLOYEES RETIREMENT PLAN

Most U.S. salaried employees, and all of our NEOs (except Mr. Hinrichs), participate in the tax-qualified Brown-Forman Corporation Salaried Employees Retirement Plan. This is a funded, non-contributory, defined benefit pension plan that provides monthly retirement benefits based on the participant's age at retirement, years of service, and "Final Average Pay" (described below). Retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. Participants vest in the plan after five years of service.

BROWN-FORMAN CORPORATION SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

U.S. federal tax law limits the amount of compensation that may be used annually to accrue benefits under our tax-qualified Salaried Employees Retirement Plan. For employees whose compensation exceeds these limits, including our NEOs except Mr. Hinrichs, we maintain a non-qualified SERP. The SERP restores the benefits that are lost due to U.S. federal tax law limitations. All eligible NEOs are vested in the SERP.

PENSION FORMULA

The formula we use to calculate the combined total pension benefit under both plans includes the following factors:

- Final Average Pay (FAP) is the average compensation of the highest consecutive five calendar years in the last ten calendar years of employment. For this purpose, compensation is considered to be salary, holiday bonus, and short-term incentive compensation (not long-term cash or equity compensation).

- Social Security Covered Compensation (CC) is the average of the Social Security Taxable Wage Base in effect for each calendar year during the 35 years ending with the calendar year in which a participant reaches Social Security Retirement age.

- Credited Service (Service) is the number of years and whole months during which the participant is employed by Brown-Forman at a location or division that participates in the pension plan, up to a maximum of 30 years.

- The table below shows the pension formula and gives a sample calculation.

MONTHLY PENSION FORMULA FOR A PARTICIPANT RETIRING AT THE REGULAR RETIREMENT AGE OF 65			
Generalized Formula	Sample Calculation: Assume FAP of $400,000, CC of $80,000, and Service of 30 Years		Amount
1.3% multiplied by FAP up to CC	0.013 × $80,000	=	$1,040
1.75% multiplied by FAP above CC	0.0175 × $320,000	=	5,600
			6,640
The sum of the above multiplied by years of service	× 30	=	199,200
Divide by 12 to get the monthly pension (before reduction for early retirement or optional forms of payment)	÷ 12	=	**$16,600**

Under the qualified plan, early retirement is available before age 55 if payment is elected within 120 days from separation. Under the non-qualified SERP, early retirement is available at age 55. Mr. Whiting and Ms. Cunningham are the only NEOs currently eligible for early retirement under the SERP.

Those who retire before age 65 under the FAP formula have their pension payments reduced by 3% for each year (1/4 of 1% for each month) that payments start prior to age 65. Retirees also can reduce their pension payment to purchase optional forms of payment that protect a spouse or domestic partner and ensure a minimum payment period. A lump sum payment option is also available under the qualified pension plan if it is elected within 120 days from separation regardless of the participant's age when the benefit commenced.

Once the final pension is determined, the federal rules that govern the maximum pension paid under the qualified plan are applied to determine the portion to be paid under the qualified plan, and the remaining amount becomes payable under the non-qualified pension plan.

NON-QUALIFIED DEFERRED COMPENSATION

The following table provides information on Executive Savings Plan (ESP) contributions and earnings for our NEOs for fiscal 2025.

FISCAL 2025 NON-QUALIFIED DEFERRED COMPENSATION TABLE					
	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)[3]	Aggregate Balance at Last FYE ($)[4]
Lawson E. Whiting	–	–	–	–	–
Leanne D. Cunningham	–	–	$43,106	$(49,790)	$487,668
Marshall B. Farrer	–	–	1,308	–	22,381
Timothy M. Nall	101,928	–	94,705	–	1,147,284
Jeremy J. Shepherd	–	–	43,306	–	505,346
Matias Bentel	139,812	–	36,495	–	480,450
Thomas W. Hinrichs [5]	–	–	–	–	–

(1) Contributions shown in this column are included in each NEO's compensation reported in the Fiscal 2025 Summary Compensation Table, under "Salary" for the current fiscal year or under "Non-Equity Incentive Plan Compensation" in the previous fiscal year.

(2) NEOs participating in the ESP may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. The ESP does not guarantee a return on deferred amounts. Earnings in this column represent deemed investment earnings or losses attributable to the change in market value of the notional investments. These amounts are not reported in the Fiscal 2025 Summary Compensation Table because the ESP does not provide for above-market or preferential earnings.

(3) Ms. Cunningham made a withdrawal from the ESP in fiscal 2025, as allowed under its terms and conditions.

(4) Amounts include compensation previously earned and disclosed, as required, in the Summary Compensation Table of our proxy statements. Amounts also include deemed investment earnings and losses attributable to the change in market value of the notional investments, which were not disclosed in our prior proxy statements because the ESP does not provide for above-market or preferential earnings.

(5) Mr. Hinrichs is not eligible for the ESP as an employee outside of the United States.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not provide our NEOs with any separate contract, agreement, or arrangement that allows for payments or benefits upon termination or a change in control or that discriminates in favor of an NEO in scope or terms of operation. We offer certain benefits to executives whose employment terminates before incentive awards are paid, depending upon the circumstances surrounding their termination. These benefits, shown in the table below, are intended to continue to link an executive's compensation to Brown-Forman's performance after the executive's employment has ended and to avoid penalizing executives in situations where the termination was outside of their control.

TREATMENT OF SHORT-TERM AND LONG-TERM INCENTIVE AWARDS UPON TERMINATION OF EMPLOYMENT			
Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and Performance-Based Restricted Stock	SSARs
Retirement[1]	Awards granted in the fiscal year of termination are prorated based on the time worked during that fiscal year, adjusted for performance, and paid at the same time and in the same manner as for active employees.	Awards granted in the fiscal year of termination are prorated based on the time worked during that year, adjusted for performance, and paid soon after the end of the performance period. Outstanding unpaid awards are not reduced, but are adjusted for performance and paid soon after the end of the performance period.	Awards granted in the fiscal year of termination are prorated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Retirees must exercise awards by the earlier of the original expiration date or the end of seven years following the date of retirement.
Involuntary Not for Cause			Awards granted in the fiscal year of termination are prorated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Awards must be exercised by the earlier of the original expiration date or the later of twelve months following the date of termination or twelve months following the first exercise date.
Death/Permanent Disability	Awards granted in the fiscal year of death or permanent disability are prorated based on the time worked during that year and are paid upon death or permanent disability at a target level of performance.	Awards granted in the fiscal year of death or permanent disability are prorated based on the time worked during that year and become payable shortly after death or permanent disability at a target level of performance. Outstanding unpaid awards are not reduced and become payable shortly after death or permanent disability at a target level of performance.	Awards granted in the fiscal year of termination are prorated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable on the date of death or permanent disability. Awards must be exercised by the earlier of the expiration date or the end of five years following the date of death or termination of employment due to disability.
Voluntary Termination or Involuntary for Poor Performance	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	All nonvested awards are forfeited. Exercisable awards may be exercised for up to 30 days, or, if earlier, until the original expiration date.
Involuntary for Cause			All outstanding awards are forfeited.

(1) Retirement applies to those executives who leave Brown-Forman at or after age 55 with at least five years of service or at or after age 65 with any service.

CHANGE IN CONTROL AND TERMINATION UPON CHANGE IN CONTROL

In the event of a change in control, as defined in the Brown-Forman 2022 Omnibus Plan or the Brown-Forman 2013 Omnibus Plan, as applicable, short-term and long-term incentive compensation cycles continue unaffected, and outstanding options and SSARs become immediately vested but remain exercisable according to their original vesting schedule. In the event an executive's employment is terminated by Brown-Forman (or its successor) without cause or by the executive within 60 days after a constructive discharge, in either case within one year following a change in control, all outstanding awards become immediately vested and exercisable, restriction periods lapse, and cash awards are paid out based on target performance and pro-rated through the effective date of termination. In the event of a change in control that modifies the capital structure of Brown-Forman (or its successors), the realizable value on exercise of outstanding options and SSARs is subject to adjustment as described in the applicable Omnibus Plan.

The following table illustrates the value of compensation available to our NEOs as if their employment were terminated on April 30, 2025, the last day of fiscal 2025, under various scenarios. The compensation included is limited to amounts that would have been payable as a direct result of each specified event. This table excludes the value of pension benefits disclosed in the Fiscal 2025 Pension Benefits Table on page 51 and the amounts payable under deferred compensation plans that are disclosed in the Fiscal 2025 Non-Qualified Deferred Compensation Table on page 53.



FISCAL 2025 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Death Benefit ($)[1]	Holiday Bonus ($)[2]	STC ($)[3]	LTC ($)[4]	PBRSUs ($)[5]	SSARs ($)[6]	Total ($)
Lawson E. Whiting[7]							
Voluntary Termination	$ –	$21,284	$521,400	$2,448,223	$6,419,453	–	$9,410,360
Involuntary Termination for Cause	–	–	–	–	–	–	–
Involuntary Termination Not for Cause	–	21,284	521,400	2,448,223	6,419,453	–	9,410,360
Retirement	–	21,284	521,400	2,448,223	6,419,453	–	9,410,360
Death	3,000,000	21,284	1,650,000	1,787,024	6,826,951	–	13,285,259
Change in Control	–	–	–	–	–	–	–
Termination Upon Change in Control	–	21,284	1,650,000	1,787,024	6,826,951	–	10,285,259

54

FISCAL 2025 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	Death Benefit ($)[1]	Holiday Bonus ($)[2]	STC ($)[3]	LTC ($)[4]	PBRSUs ($)[5]	SSARs ($)[6]	Total ($)
Leanne D. Cunningham [7]							
Voluntary Termination	$ –	$12,163	$205,400	$456,758	$1,564,013	–	$2,238,333
Involuntary Termination for Cause	–	–	–	–	–	–	–
Involuntary Termination Not for Cause	–	12,163	205,400	456,758	1,564,013	–	2,238,333
Retirement	–	12,163	205,400	456,758	1,564,013	–	2,238,333
Death	3,000,000	12,163	650,000	333,400	1,640,016	–	5,635,579
Change in Control	–	–	–	–	–	–	–
Termination Upon Change in Control	–	12,163	650,000	333,400	1,640,016	–	2,635,579
Marshall B. Farrer							
Voluntary Termination	–	–	–	–	–	–	–
Involuntary Termination for Cause	–	–	–	–	–	–	–
Involuntary Termination Not for Cause	–	9,054	117,394	360,392	748,808	–	1,235,649
Retirement	–	9,054	117,394	360,392	748,808	–	1,235,649
Death	1,828,000	9,054	371,500	263,059	783,003	–	3,254,616
Change in Control	–	–	–	–	–	–	–
Termination Upon Change in Control	–	9,054	371,500	263,059	783,003	–	1,426,616
Timothy M. Nall							
Voluntary Termination	–	–	–	–	–	–	–
Involuntary Termination for Cause	–	–	–	–	–	–	–
Involuntary Termination Not for Cause	–	8,688	102,700	191,108	549,194	–	851,689
Retirement	–	8,688	102,700	191,108	549,194	–	851,689
Death	1,648,000	8,688	325,000	139,495	581,000	–	2,702,183
Change in Control	–	–	–	–	–	–	–
Termination Upon Change in Control	–	8,688	325,000	139,495	581,000	–	1,054,183
Jeremy J. Shepherd							
Voluntary Termination	–	–	–	–	–	–	–
Involuntary Termination for Cause	–	–	–	–	–	–	–
Involuntary Termination Not for Cause	–	9,122	105,298	173,181	572,733	–	860,334
Retirement	–	9,122	105,298	173,181	572,733	–	860,334
Death	1,650,000	9,122	333,219	126,409	601,563	–	2,720,313
Change in Control	–	–	–	–	–	–	–
Termination Upon Change in Control	–	9,122	333,219	126,409	601,563	–	1,070,313
Matias Bentel [8]							
Involuntary Termination Not for Cause	–	1,738	69,217	269,396	472,209	–	812,559
Thomas W. Hinrichs [7] [9]							
Retirement	–	–	23,366	234,727	224,273	–	482,365

55

1. Death benefit includes amounts provided by Brown-Forman as an insurance benefit (generally available to all salaried employees) and additional amounts elected and paid for by each NEO as optional insurance coverage.
2. Prorated holiday bonus is provided in the event of involuntary termination not for cause, retirement, death/permanent disability, and termination upon change in control. Holiday bonus is calculated based on a December 1 to November 30 payment cycle.
3. A prorated portion of short-term cash incentives may continue, or be immediately earned and promptly paid out, as described below in the event of involuntary termination not for cause, retirement, death/permanent disability, and termination upon change in control. In the event of retirement or involuntary termination not for cause, awards are based on actual Company performance and are paid at the same time and in the same manner as to active employees. Short-term cash incentives shown for retirement or involuntary termination not for cause are performance-adjusted awards paid for fiscal 2025. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance and are shown at target in the table. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year.
4. A prorated portion of long-term cash incentives may continue, or be immediately earned and promptly paid out, as described below, in the event of involuntary termination not for cause, retirement, death/permanent disability, or termination upon a change in control. In the event of retirement or involuntary termination not for cause, awards remain outstanding, and amounts earned, if any, are based on actual Company performance and are generally paid at the same time and in the same manner as to active employees. Values shown for long-term cash incentives in situations of retirement or involuntary termination not for cause, are based on actual payouts for the performance period that ended in fiscal 2025. The Committee determined to remove the long-term cash incentive award from the long-term incentive program and the last remaining long-term cash incentive award is for the 2023-2025 performance period. In the event of death/ permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance and are shown at target in the Table. Awards shown are not prorated because termination is assumed to have occurred on the last day of our fiscal year.
5. A prorated portion of PBRSU awards may continue, or vest and be promptly paid out, as described below, in the event of involuntary termination not for cause, retirement, death/permanent disability, or termination upon a change in control. In the event of retirement or involuntary termination not for cause, awards remain outstanding, and amounts earned, if any, are based on actual Company performance and are generally paid at the same time and in the same manner as to active employees. The performance measure of our PBRSUs granted in fiscal 2023 is based on TSR relative to the S&P 500 Consumer Staples Index over a three-year performance period. The performance measures for our PBRSUs granted in fiscal 2024 and fiscal 2025 are based on (i) the TSR relative to the S&P 500 Consumer Staples Index over a three-year performance period, and (ii) the CAGR of the Company's adjusted operating income relative to the S&P 500 Consumer Staples Index over a three-year performance period. The market has been volatile during both of the open performance periods, and, based on this uncertainty, we are unable to provide a narrow estimate of the possible payout results. Values shown for PBRSUs granted in fiscal 2023 in instances of retirement or involuntary termination not for cause are based on the April 30, 2025, market value of restricted shares at actual payout. Awards granted in fiscal 2024 and fiscal 2025 are shown at an estimated payout of 100% of target, even though actual payouts may vary between 0% and 150% of target. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at the target level of performance.
6. Continued vesting of a prorated portion of SSARs is provided in the event of involuntary termination not for cause, retirement, or death/permanent disability. In the event of retirement or involuntary termination not for cause, SSARs become vested at the same time and in the same manner as they do for active employees. In the event of retirement, SSARs must be exercised by the sooner of the original expiration date or the end of seven years following the date of retirement. Employees terminated not for cause must exercise their SSARs by the sooner of the original expiration date or 12 months following vesting or, if vested, 12 months following termination. In the event of death/permanent disability, SSARs vest immediately and must be exercised by the sooner of the original expiration date or five years following the date of death or termination due to disability. In the event of a termination following a change in control, SSARs vest immediately and remain exercisable until 30 days following the originally scheduled vesting date. Awards granted in the year of termination are adjusted pro rata based on the time worked during the fiscal year. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year. Amounts shown represent the value realized upon vesting or non-forfeitability of nonvested SSARs based upon the difference between the exercise price and the closing price of our Class B common stock on April 30, 2025.
7. As retirement-eligible NEOs, Mr. Whiting, Ms. Cunningham, and Mr. Hinrichs would each be treated as a retiree in the event of a voluntary termination. Mr. Hinrichs retired on June 30, 2024. In addition to the payments reflected in the table above, Mr. Hinrichs received payments of $127,000 per month for consulting services under an agreement with the Company commencing July 1, 2024, and ending April 30, 2025.
8. Mr. Bentel departed from the Company on January 1, 2025. In connection with his departure, he was treated as a retiree for purposes of his remaining SSARs. See footnote 6, above.
9. The amount shown for STC and LTC is the U.S.-dollar equivalent based on the Bloomberg average exchange rate from May 1, 2024, to April 30, 2025, of €1 to $1.07780. 56







Stock Ownership

Beneficial Owners of More Than 5% of Brown-Forman's Voting Stock

The table below identifies each beneficial owner of more than 5% of our Class A common stock, our only class of voting stock, as of April 30, 2025. Each of the beneficial owners listed in the table is an entity controlled by Brown family members.

The aggregate number of shares of Class A common stock beneficially owned by the persons in this table is 114,081,990 shares, or 67.5% of the 169,129,183 shares of Class A common stock outstanding as of the close of business on April 30, 2025.

	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP VOTING AND INVESTMENT POWER(1)			
Name and Address	**Sole**	**Shared**	**Total**	**Percent of Class**
Wolf Pen Branch, LP **Wolf Pen Branch GP, LLC(2)** c/o The Glenview Trust Company 5900 U.S. Highway 42 Louisville, Kentucky 40241	95,873,686	–	95,873,686	56.7%
Avish Agincourt, LLC 829 West Main Street Louisville, Kentucky 40202	18,208,304	–	18,208,304	10.8%

(1) Based upon information furnished to Brown-Forman by the named persons and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or SSARs that are exercisable within 60 days). Of the shares shown in this table, none are known to be shares with respect to which the beneficial owner has the right to acquire beneficial ownership within 60 days.

(2) Wolf Pen Branch, LP, has sole voting power with respect to the shares reflected in the table and sole investment power with respect to 42,000,000 shares of Class A common stock. Wolf Pen Branch GP, LLC, has voting and investment power with respect to the same shares by virtue of serving as general partner of Wolf Pen Branch, LP.

STOCK OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of April 30, 2025, the number and percentages of shares of our Class A and Class B common stock beneficially owned by each current director, each director nominee, each NEO, and by all directors and executive officers as a group. Some shares shown below are beneficially owned by more than one person. As of the close of business on April 30, 2025, there were 169,129,183 shares of Class A common stock and 303,539,962 shares of Class B common stock outstanding.

STOCK BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS AS OF APRIL 30, 2025

Name[1]	CLASS A COMMON STOCK [2][3] VOTING OR INVESTMENT POWER				CLASS B COMMON STOCK [2][3] INVESTMENT POWER			
	Sole	Shared	Total	% of class	Sole	Shared	Total	% of class
Matias Bentel	1,798	–	1,798	*	43,568 [4]	–	43,568	*
Campbell P. Brown	3,917,120	–	3,917,120	2.3%	2,583,999	220,180	2,804,179	*
Elizabeth M. Brown	–	–	–	*	685,307	15,576	700,883	*
Mark A. Clouse	–	–	–	*	–	–	–	*
Leanne D. Cunningham	5,712	–	5,712	*	56,693 [5]	–	56,693	*
Marshall B. Farrer	1,573	–	1,573	*	47,169	–	47,169	*
Thomas W. Hinrichs	6,138	–	6,138	*	116,666	–	116,666	*
W. Austin Musselman, Jr.	5,656,134	–	5,656,134	3.3%	5,008,384 [6]	7,301	5,015,685	1.7%
Timothy M. Nall	435	–	435	*	54,541 [5]	–	54,541	*
Michael J. Roney	–	–	–	*	–	–	–	*
Jeremy J. Shepherd	–	–	–	*	12,905	–	12,905	*
Jan E. Singer	–	–	–	*	–	–	–	*
Tracy L. Skeans	–	–	–	*	–	–	–	*
Elizabeth A. Smith	–	–	–	*	–	–	–	*
Michael A. Todman	–	–	–	*	–	–	–	*
Lawson E. Whiting	42,501	–	42,501	*	542,775	–	542,775	*
All Directors and Executive Officers as a Group (23 persons, including those named above) [7]	9,630,056	500	9,630,556 [8]	5.7%	9,154,478	243,057	9,397,535 [9]	3.1%

* Represents less than 1% of the class.

(1) The address for each person named in the table is 850 Dixie Highway, Louisville, Kentucky 40210.

(2) Based upon Company information, information furnished to Brown-Forman by the named persons, and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying SSARs that are exercisable within 60 days). The named persons hold voting and investment power over the Class A shares shown in the table except Campbell P. Brown and W. Austin Musselman, Jr., hold investment power but not voting power over such shares.

(3) Includes the following Class B SSARs that are currently exercisable or that will become exercisable on or before June 29, 2025 (60 days after April 30, 2025). Class A and Class B DSUs, which are described in "Director Compensation" beginning on page 24, are not included in the main table. The performance criteria with respect to PBRSUs were determined and the underlying shares of Class A and Class B common stock were issued on June 2, 2025, as reflected below. These shares are not included in the main table.

58

| | CLASS A | | CLASS B | |
NAME	PBRSU Shares	Deferred Stock Units	SSARs	Deferred Stock Units
Matias Bentel	1,432	–	40,426	–
Campbell P. Brown	–	26,609	37,411	–
Elizabeth M. Brown	–	5,200	–	–
Mark A. Clouse	–	9,431	–	–
Leanne D. Cunningham	2,427	–	53,087	–
Marshall B. Farrer	1,092	–	25,432	–
Thomas W. Hinrichs	1,210	–	100,279	–
W. Austin Musselman, Jr.	–	–	–	–
Timothy M. Nall	1,016	–	41,567	–
Michael J. Roney	–	39,804	–	4,431
Jeremy J. Shepherd	920	–	9,746	–
Jan E. Singer	–	8,872	–	–
Tracy L. Skeans	–	25,199	–	–
Elizabeth A. Smith	–	10,230	–	–
Michael A. Todman	–	29,612	–	3,000
Lawson E. Whiting	13,004	–	514,346	–

(4) Includes 1,594 shares of Class B common stock pledged as security.

(5) Includes Class B common stock held in the 401(k) plan as of the close of business on April 30, 2025, as follows: Leanne D. Cunningham, 14 shares; and Timothy M. Nall, 6,807 shares.

(6) Includes 87,279 shares of Class B common stock pledged as security.

(7) "All Directors and Executive Officers as a Group" includes 23 individuals, including those directors and named executive officers named in the table. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, each share is counted only once.

(8) Directors and executive officers as a group hold 154,956 Class A DSUs, which are not included in the main table.

(9) Includes 862,222 Class B SSARs held by all directors and executive officers as a group that are exercisable on or before June 29, 2025 (60 days after April 30, 2025). Also includes 7,233 shares of Class B common stock held in the 401(k) plan by directors and executive officers as a group. Directors and executive officers as a group hold 7,431 Class B DSUs, which are not included in the main table.



DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and "beneficial owners" of more than 10% of our Class A common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that, during fiscal 2025, all transactions were reported on a timely basis except that one Form 4, by Diane F. Nguyen reporting a gift, was filed one day late.

Pay Ratio **Disclosure**

CEO Pay Ratio

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to disclose the ratio between the annual total compensation of our CEO and the annual total compensation of our "median employee."

In fiscal 2025, the annual total compensation for our CEO, Mr. Whiting, was $13,449,544 as disclosed in the Fiscal 2025 Summary Compensation Table on page 45. In order to determine the annual total compensation of our median employee, Brown-Forman:

- Identified our global employee population as of February 1, 2025.

- Compared payroll data of our global employee population using a consistently applied compensation measure of base salary (including overtime) and holiday bonus paid to our employees during the most recent tax year of January 1, 2024, to December 31, 2024.

- Used the consistently applied compensation measure to identify the median employee.

- Calculated the annual total compensation of our median employee in the same manner used to determine our CEO's total compensation as disclosed in the Fiscal 2025 Summary Compensation Table.

In identifying our median employee, we did not utilize material estimates, statistical sampling, or assumptions. Following the above methodology, our median employee for fiscal 2025 received annual total compensation of $61,347 in fiscal 2025. Consequently, the ratio of the annual total compensation for our CEO to the annual total compensation for our median employee in fiscal 2025 was 219-to-1.

Given the impact of company performance on CEO pay, combined with employee demographics, varying competitive pay practices, and SEC rules that provide wide flexibility for how a company may calculate its pay ratio, we believe it is important to note that our reported ratio may not have been calculated in the same way as that of other companies. As a result, these ratios may not be a useful basis for comparison. Additional details on our compensation philosophy, objectives, and the decisions of our Compensation Committee may be found in our "Compensation Discussion and Analysis" beginning on page 28.



Pay Versus **Performance**

Introduction

In accordance with the SEC's disclosure requirements, the information below compares "Compensation Actually Paid" (CAP) to our performance. Additional information on how the Compensation Committee makes compensation decisions and aligns pay with performance can be found in our "Compensation Discussion and Analysis" beginning on page 28.

Most Important Metrics Used for Linking Pay and Performance:

The list below shows the most important metrics used by the Compensation Committee to link CAP to Company performance.

Underlying Net Sales[1] Growth	We consider (1) underlying net sales growth and (2) underlying operating income growth to be the most important financial measures used to link pay with performance in fiscal 2025 because they (a) are used to determine 80% of the short-term cash incentive award payout for the Company's chief executive officer, who is our principal executive officer (PEO), and other NEOs and (b) are used on a relative basis to determine 100% of the long-term incentive cash award payout for the PEO and other NEOs, (3) Relative TSR serves as 50% of the performance measure for the PBRSUs, while (4) Stock Appreciation allows us to measure the increase in the value of our stock over time.
Underlying Operating Income[1] Growth	
Relative TSR	
Stock Appreciation	

(1) "Underlying net sales" and "underlying operating income" are not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for information about our use of non-GAAP measures.

Pay Versus Performance Table

The table below shows the total compensation for our PEO and the average total compensation for our non-PEO NEOs (as set forth in the Summary Compensation Table on page 45), the CAP for our PEO and the average CAP for our non-PEO NEOs, our absolute TSR, the TSR of our peer group over the same period, our reported net income, our underlying net sales growth and underlying operating income growth for the last five fiscal years.

PAY VS PERFORMANCE									
Year	Summary Compensation Table Total for PEO [1]	Compensation Actually Paid to PEO[3]	Average Summary Compensation Table Total for Non-PEO NEOs[2]	Average Compensation Actually Paid to Non-PEO NEOs[3]	B-F TSR[4]	Peer Group TSR[4][5]	Reported Net Income (in millions)	Underlying Net Sales Change	Underlying Operating Income Change
2025	$13,449,544	$6,249,839	$2,534,442	$1,506,322	$61	$172	$1,071	(2)%	(3)%
2024	13,194,160	5,788,644	2,895,924	1,878,251	82	150	1,024	4%	12%
2023	9,651,262	6,771,842	2,059,136	1,752,991	109	146	783	11%	8%
2022	8,364,936	4,476,542	1,567,977	1,271,730	112	143	838	13%	15%
2021	9,112,109	11,798,204	2,072,337	2,709,954	124	123	903	6%	4%

(1) Mr. Whiting was our PEO for all fiscal years shown.

(2) The non-PEO NEOs in fiscal 2025 were Ms. Cunningham and Messrs. Bentel, Farrer, Hinrichs, Nall, and Shepherd. The non-PEO NEOs in fiscal 2024 were Ms. Cunningham and Messrs. Farrer, Hamel, and Hinrichs. The non-PEO NEOs in fiscal 2023 were Mses. Cunningham and Hawley, and Messrs. Hamel and Hinrichs. The non-PEO NEOs in fiscal 2022 were Mses. Cunningham, Hawley, and Morreau, and Messrs. Hamel and Hinrichs. The non-PEO NEOs in fiscal 2021 were Mses. Hawley and Morreau, and Messrs. Hamel and Hinrichs.

(3) SEC rules require certain adjustments be made to the Summary Compensation Table totals to determine CAP as reported in the Pay versus Performance Table. CAP does not necessarily represent cash and/or equity value transferred to the applicable NEO without restriction, but rather is a valuation calculated under applicable SEC rules. No awards were granted and vested in the covered year; no awards granted in any prior fiscal year failed to meet applicable vesting conditions during the covered fiscal year; there was no change in fair value of outstanding, vested equity granted in prior years; and there were no dividends or other earnings paid on stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise reported. The following table details the applicable adjustments:

61

Pension Value and Equity Award Adjustments

Year	Summary Compensation Table Total for Covered Year	Deduct Change in Pension Value for Covered Year	Add Pension Service Cost for Covered Year	Add Pension Service Cost for Prior Fiscal Year	Deduct Stock Award and Option Award Column as Reported in SCT for Covered Year	Change in Value as of Covered Year-End (as Compared to Prior Year-End) of Equity Awards Granted Prior to Covered Year and Outstanding and Unvested as of Covered Year-End	Change in Value as of Vesting Date (as Compared to Prior Year-End) of Equity Awards Granted Prior to Covered Year that Vested During Covered Year	Compensation Actually Paid in Covered Fiscal Year
PEO								
2025	$13,449,544	$(2,024,516)	$424,195	$–	$(6,990,837)	$3,480,562	$(2,089,109)	$6,249,839
2024	13,194,160	(1,145,802)	382,548	26,726	(6,982,403)	2,802,694	(2,489,279)	5,788,644
2023	9,651,262	(1,095,610)	375,220	–	(3,862,409)	2,773,884	(1,070,505)	6,771,842
2022	8,364,936	(811,189)	386,185	–	(3,371,539)	2,908,042	(2,999,893)	4,476,542
2021	9,112,109	(1,006,606)	376,123	–	(3,595,862)	4,457,842	2,454,598	11,798,204
Average Non-PEO NEOs								
2025	$2,534,442	$(508,941)	$92,153	$–	$(754,976)	$375,884	$(232,240)	$1,506,322
2024	2,895,924	(246,725)	90,377	4,905	(950,644)	381,583	(297,169)	1,878,251
2023	2,059,136	(143,794)	92,310	–	(500,230)	359,253	(113,684)	1,752,991
2022	1,567,977	–	112,527	–	(349,638)	301,569	(360,704)	1,271,730
2021	2,072,337	(297,275)	157,787	–	(486,612)	620,239	643,478	2,709,954

(4) TSR is calculated on a cumulative basis measured from the market close of Brown-Forman's Class B common stock on April 30, 2020, through the end of the indicated fiscal year.

(5) Peer Group is defined as the S&P 500 Consumer Staples Index. The companies in this sector are primarily involved in the development and production of consumer products that cover food and drug retailing, beverages, food products, tobacco, household products, and personal products.



62

Relationship Between "Compensation Actually Paid" and Performance Measures

The Committee is committed to a pay-for-performance philosophy and aligning executive compensation with the interests of our stockholders through equity-based compensation. As illustrated in the graphics below we compare (a) the compensation actually paid to our PEO and the average of the compensation actually paid to our remaining NEOs, with (b) our TSR, (c) our reported net income, (d) our underlying net sales growth, and (e) our underlying operating income growth. Year-over-year changes to CAP were primarily driven by the decline in our stock performance, with Brown-Forman trailing the peer group. The year-over-year changes also reflect the high levels of at-risk pay for our PEO, specifically in the form of long-term cash and performance-based equity awards.











Audit Matters

This section contains the report of the Audit Committee of the Board of Directors. It also explains the role of the Audit Committee and sets forth the fees paid to our independent registered public accounting firm.

Report of Audit Committee

The Audit Committee is responsible for overseeing the integrity of the Company's financial statements on behalf of the Board. Management is responsible for establishing and maintaining the Company's internal controls, for preparing the financial statements, and for the public financial reporting process. The Company's internal audit function is responsible for preparing and executing an annual internal audit plan under the supervision of the Director of Internal Audit, who is accountable to the Audit Committee. The independent registered public accounting firm is responsible for performing an audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and for issuing a report on its audit. The independent registered public accounting firm also reports on the effectiveness of the Company's internal control over financial reporting. The Audit Committee reviews the work of management in respect of these matters and has direct responsibility for retaining, compensating, and overseeing the independent registered public accounting firm on behalf of the Board.

On behalf of the Board, the Audit Committee retained Ernst & Young LLP (EY) as the independent registered public accounting firm to audit the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting for fiscal 2025. The Audit Committee reviewed and discussed with management and EY the audited financial statements as of and for the fiscal year ended April 30,

2025. In addition, the Audit Committee reviewed and discussed, with management, management's assessment of the effectiveness of the Company's internal control over financial reporting and, with EY, EY's evaluation of the Company's system of internal controls. These discussions included meetings with EY without representatives of management present, and executive sessions with the Director of Internal Audit.

The Audit Committee discussed with EY matters required to be discussed by the applicable requirements of the PCAOB and the SEC. EY provided the Audit Committee with the written disclosures and the letter required by the PCAOB for independent auditor communications with audit committees concerning independence, and the Audit Committee discussed with EY the firm's independence and ability to conduct the audit. The Audit Committee has determined that EY's provision of audit and non-audit services to the Company is compatible with maintaining auditor independence.

Based on the foregoing, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2025.

AUDIT COMMITTEE

Michael J. Roney, Chair
Elizabeth A. Smith
Michael A. Todman

Fees Paid to Independent Registered Public Accounting Firm

The following table presents the fees Brown-Forman incurred for the professional services provided by the Company's independent registered public accounting firm, EY, for fiscal years 2024 and 2025. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

	FISCAL YEARS	
	2024	2025
Audit Fees	**$2,364,000**	**$2,429,000**
Audit-Related Fees	**876,000**	**7,000**
Tax Fees	**1,598,000**	**1,102,000**
Compliance	1,257,000	765,000
Advisory and Planning	341,000	337,000
All Other Fees	**–**	**–**
Total	**$4,838,000**	**$3,538,000**

AUDIT FEES
This category consists of the audit of Brown-Forman's annual financial statements included in the Annual Report on Form 10-K, attestation services relating to the report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, review of interim financial statements included in quarterly reports on Form 10-Q, services normally provided in connection with statutory and regulatory filings or engagements, services related to acquisitions, divestitures, restructuring, and impairment reviews, and statutory audits required by foreign jurisdictions.

AUDIT-RELATED FEES
This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of Brown-Forman's financial statements but are not included in the Audit Fees category. Such fees are primarily associated with services related to divestiture attestation services, ESG advisory services, and statutory audit reporting.

TAX FEES
This category consists of two types of fees: tax compliance services, which include the preparation of global tax returns, refund claims, and services related to our global mobility program; and tax advisory and planning services, which include tax planning and other consulting services.

Audit Committee Pre-Approval Policies and Procedures

It is the policy of the Audit Committee to pre-approve all audit services and permitted non-audit services (including an estimate of the fees or a range of fees) to be performed for Brown-Forman by its independent registered public accounting firm, subject to the de minimis exception for non-audit services described in the Exchange Act and the applicable rules and regulations of the SEC. The Audit Committee pre-approved the fiscal 2025 audit and non-audit services provided by EY. The non-audit services approved by the Audit Committee also were reviewed to ensure compatibility with maintaining EY's independence. The Audit Committee has delegated to its Chair the authority to pre-approve proposed non-audit services and fees that arise between meetings, with the understanding that any such decision will be reviewed at the next scheduled Audit Committee meeting. During the approval process, the Audit Committee considers the potential impact of the type of service on the independence of the registered public accounting firm. Services and fees must be deemed compatible with the maintenance of the registered public accounting firm's independence, including compliance with SEC rules and regulations. The Audit Committee may not delegate to management the Audit Committee's responsibility to pre-approve permitted services of our independent registered public accounting firm. Throughout the year, the Audit Committee reviews any revisions to the estimates of fees initially approved.

The Audit Committee has adopted other policies in an effort to help ensure the independence of our independent registered public accounting firm. The Audit Committee must pre-approve the rendering of personal financial and tax advice to any of Brown-Forman's designated executive officers by its independent registered public accounting firm. In addition, the Audit Committee has a policy that limits Brown-Forman's ability to hire certain current and former employees of our independent registered public accounting firm.

Other Information

Certain Relationships and Related Transactions

RELATED PERSON TRANSACTIONS

Rules and policies. SEC regulations require disclosure of certain transactions between Brown-Forman and a “related person.” For purposes of these regulations, a “related person” generally includes any individual who was a director or executive officer at any time during the last fiscal year, a director nominee, a beneficial owner of more than 5% of our voting securities, and any immediate family member of any such person. To gather information regarding related person transactions, Brown-Forman asked each director, director nominee, executive officer, and more than 5% beneficial owner to disclose any Company transaction with a related person since May 1, 2024, or any such proposed transaction. In accordance with our Related Person Transactions Policy, the Audit Committee is responsible for reviewing, and if appropriate, approving related-person transactions.

Other transactions. As a family-controlled company, we employ individuals who are considered “related persons” under SEC regulations. As of April 30, 2025, we employed one individual, Keeling W. Brown, who is an immediate family member of one of our former directors, Stuart R. Brown. Stuart R. Brown retired from the Board at the 2024 Annual Meeting of Stockholders. Keeling W. Brown is compensated in a manner consistent with our employment and compensation policies applicable to all employees, and the aggregate amount of compensation paid to Keeling W. Brown during fiscal 2025 in connection with his role as Senior Manager Brand Finance & Strategy was $181,574.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is or has been an officer or employee of Brown-Forman, and no executive officer of Brown-Forman has served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors either during fiscal 2025 or as of the date of this Proxy Statement.

OTHER PROPOSED ACTION AT THE MEETING

As of June 20, 2025, we know of no additional business that will come before the meeting. If any other matters are properly presented for voting at the Annual Meeting, the proxies will be voted on those matters as the Board may recommend or, in the absence of a recommendation, in accordance with the judgment of the proxy holders.

Stockholder Proposals for the 2026 Annual Meeting

To be considered for inclusion in the Proxy Statement for the 2026 Annual Meeting of Stockholders, stockholder proposals under Rule 14a-8 of the Exchange Act must be received by Brown-Forman at its principal office at 850 Dixie Highway, Louisville, Kentucky 40210, no later than February 20, 2026. Proposals should be sent to the attention of our Secretary, and must comply with SEC requirements related to the inclusion of stockholder proposals under Rule 14a-8 of the Exchange Act in company-sponsored proxy materials. Any notice of a proposal submitted outside the process of Rule 14a-8 of the Exchange Act that a stockholder intends to bring at our 2026 Annual Meeting of Stockholders should be sent to the attention of our Secretary, at the address above between March 26, 2026, and April 25, 2026. The notice must set forth the information required by our By-laws as to the stockholder giving the notice and the proposal or the person whom the stockholder proposes to nominate for election as a director.

In addition to satisfying the requirements under our By-laws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Brown-Forman’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act (including a statement that such stockholder intends to solicit the holders of shares representing at least 67% of the voting power of Brown-Forman’s shares entitled to vote on the election of directors in support of director nominees other than Brown-Forman’s nominees).

By Order of the Board of Directors
MICHAEL E. CARR, JR.
Secretary

Michael E. Carr

Louisville, Kentucky
June 20, 2025

Appendix A

Non-GAAP Financial Measures

We use some financial measures in this Proxy Statement that are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). These non-GAAP measures, defined below, should be viewed as supplements to (not substitutes for) our results of operations and other measures reported under GAAP. Other companies may not define or calculate these non-GAAP measures in the same way.

"Underlying change" in measures of statements of operations. We present changes in certain measures, or line items, of the statements of operations that are adjusted to an "underlying" basis. We use "underlying change" for underlying net sales and underlying operating income to calculate components of management incentive compensation. To calculate these measures, we adjust, as applicable, for (a) acquisitions and divestitures, (b) impairment charges, (c) other items, (d) foreign exchange, and (e) estimated net changes in distributor inventories. We explain these adjustments below.

"Acquisitions and divestitures." This adjustment removes (a) the gain or loss recognized on sale of divested brands, (b) any non-recurring effects related to our acquisitions and divestitures (e.g., transaction, transition, and integration costs), and (c) the effects of operating activity related to acquired and divested brands for periods not comparable year-over-year (non-comparable periods). Excluding non-comparable periods allows us to include the effects of acquired and divested brands only to the extent that results are comparable year-over-year. We believe that these adjustments allow for us to better understand our underlying results on a comparable basis.

During fiscal 2021, we sold the Early Times, Canadian Mist, and Collingwood brands and related assets, which resulted in a pre-tax gain of $127 million, and entered into a related transition services agreement (TSA) for these brands. This adjustment removes (a) transaction and integration costs related to the divestitures; (b) the gain on sale of Early Times, Canadian Mist, and Collingwood and related assets; (c) operating activity for the non-comparable periods for Early Times, Canadian Mist, and Collingwood; and (d) the net sales and operating expenses recognized pursuant to the TSA related to (i) contract bottling services and (ii) distribution services in certain markets. With respect to comparisons of fiscal 2021 to fiscal 2020, the non-comparable period is the second, third, and fourth quarters of both fiscal 2021 and fiscal 2020. With respect to comparisons of fiscal 2022 and fiscal 2021, the non-comparable operating activity period is the first quarter of fiscal 2021.

During the third quarter of fiscal 2021, we acquired Part Time Rangers Holdings Limited, which owns Part Time Rangers RTDs. This adjustment removes (a) transaction and integration costs related to the acquisition and (b) operating activity for the acquired business for the non-comparable period. With respect to comparisons of fiscal 2021 to fiscal 2020, the non-comparable period is the third and fourth quarters of fiscal 2021. With respect to comparisons of fiscal 2022 to fiscal 2021, the non-comparable period is primarily activity in the first and second quarters of fiscal 2022.

During the third quarter of fiscal 2023, we acquired Gin Mare Brand, S.L.U. and Mareliquid Vantguard, S.L.U., which own the Gin Mare brand (Gin Mare). This adjustment removes (a) the transaction, transition, and integration costs related to the acquisition, (b) operating activity for the non-comparable periods, and (c) fair value adjustments to Gin Mare's earn-out contingent consideration liability that is payable in cash no later than July 2027. We recognized $43 million in favorable fair value adjustments to Gin Mare's contingent consideration liability during fiscal 2025. With respect to comparisons of fiscal 2023 to fiscal 2022, the non-comparable period is the third and fourth quarters of fiscal 2023. With respect to comparisons of fiscal 2024 and fiscal 2023, the non-comparable period is the first and second quarters of fiscal 2024. With respect to the earn-out contingent consideration liability, the non-comparable period is all of fiscal 2024 and 2025.

During the third quarter of fiscal 2023, we acquired (a) International Rum and Spirits Distributors Unipessoal, Lda., (b) Diplomático Branding Unipessoal Lda., (c) International Bottling Services, S.A., (d) International Rum & Spirits Marketing Solutions, S.L., and (e) certain assets of Destilerias Unidas Corp., which collectively own the Diplomático Rum brand and related assets (Diplomático). This adjustment removes (a) the transaction, transition, and integration costs related to the acquisition, and (b) operating activity for the non-comparable periods. With respect to comparisons of fiscal 2023 to fiscal 2022, the non-comparable period is the third and fourth quarters of fiscal 2023. With respect to comparisons of fiscal 2024 and fiscal 2023, the non-comparable period is the first three quarters of fiscal 2024.

During the third quarter of fiscal 2024, we sold the Finlandia vodka business, which resulted in a pre-tax gain of $92 million, and entered into a related TSA for this business. This adjustment removes the (a) transaction costs related to the divestiture, (b) the gain on sale of the Finlandia vodka business, (c) operating activity for the non-comparable period, and (d) net sales, cost of sales, and operating expenses recognized pursuant to the TSA related to distribution services in certain markets. With respect to comparisons of fiscal 2024 and fiscal 2023, the non-comparable period is the third and fourth quarters of fiscal 2023. With respect to comparisons of fiscal 2025 and fiscal 2024, the non-comparable period is the first and second quarters of fiscal 2024.

During the fourth quarter of fiscal 2024, we sold the Sonoma-Cutrer wine business in exchange for an ownership percentage of 21.4% in The Duckhorn Portfolio Inc. (Duckhorn) along with $50 million cash and entered into a related TSA for this business. This transaction resulted in a pre-tax gain of $175 million. This adjustment removes the (a) transaction costs related to the divestiture, (b) operating activity for the non-comparable period and (c) net sales, cost of sales, and operating expenses recognized pursuant to the TSA related to distribution services in certain markets. With respect to comparisons of fiscal 2025 and fiscal 2024, the non-comparable period is all of fiscal 2024.

During the second quarter of fiscal 2024, we recognized a gain of $7 million on the sale of certain fixed assets. During the first quarter of fiscal 2025, we recognized a gain of $12 million on the sale of the Alabama cooperage. This adjustment removes the gain from our other expense (income), net and operating income to present our underlying results on a comparable basis.

We believe that these adjustments allow us to better understand our underlying results on a comparable basis.

"Impairment charges." During the first three quarters of fiscal 2022, we recognized non-cash impairment charges of $9 million for certain fixed assets. During the fourth quarter of fiscal 2022, we recognized a non-cash impairment charge of $52 million for our Finlandia brand name. During the third quarter of fiscal 2023, we recognized a non-cash impairment charge of $96 million for the Finlandia brand name. During the fourth quarter of fiscal 2024, we recognized a non-cash impairment charge of $7 million for an immaterial discontinued brand name. During the fourth quarter of fiscal 2025, we recognized a non-cash impairment charge of $47 million for the Gin Mare brand name. We believe that these adjustments allow for us to better understand our underlying results on a comparable basis.

"Other Items." Other Items include the additional items outlined below.

"Foundation." During the fourth quarter of fiscal 2021, we committed $20 million to the Brown-Forman Foundation to support the communities where our employees live and work. During the fourth quarter of fiscal 2024, we committed $23 million to the Brown-Forman Foundation and Dendrifund to support the communities where our employees live and work. These adjustments remove the expenses related to the charitable contributions to the Brown-Forman Foundation and Dendrifund from our underlying SG&A expenses and underlying operating income to present our underlying results on a comparable basis.

"Jack Daniel's Country Cocktails business model change (JDCC)." In fiscal 2021, we entered into a partnership with the Pabst Brewing Company for the supply, sales, and distribution of Jack Daniel's Country Cocktails in the United States while Brown-Forman continued to produce certain products. During fiscal 2024, this production fully transitioned to Pabst Brewing Company for the Jack Daniel's Country Cocktails products. This adjustment removes the non-comparable operating activity related to the sales of Brown-Forman-produced JDCC products. With respect to comparisons of fiscal 2024 and fiscal 2023, the non-comparable period is the third and fourth quarters of fiscal 2023. With respect to comparisons of fiscal 2025 and fiscal 2024, the non-comparable period is all of fiscal 2024 and 2025.

"Franchise tax refund." During the first quarter of fiscal 2025, we recognized a $13 million franchise tax refund due to a change in franchise tax calculation methodology for the state of Tennessee. This modification lowered our annual franchise tax obligation and was retroactively applied to franchise taxes paid during fiscal 2020 through fiscal 2023. This adjustment removes the franchise tax refund from our other expense (income), net and operating income.

"Restructuring initiative." During the third quarter of fiscal 2025, our Board of Directors approved a plan to reduce our structural cost base and realign resources toward future sources of growth. This included reducing our workforce by approximately 12% and closing the Louisville-based Brown-Forman Cooperage. We also offered a special, one-time early retirement benefit to qualifying U.S. employees. Collectively, this adjustment removes the $63 million[1] impact from our cost of sales, operating expenses, and operating income from the third and fourth quarters of fiscal 2025.

(1) This adjustment comprises $60 million of costs included in restructuring and other charges and $3 million of restructuring-related inventory charges included in cost of sales.

We believe that these adjustments allow us to better understand our underlying results on a comparable basis.

"Foreign exchange." We calculate the percentage change in certain line items of the statements of operations in accordance with GAAP and adjust to exclude the cost or benefit of currency fluctuations. Adjusting for foreign exchange allows us to understand our business on a constant-dollar basis, as fluctuations in exchange rates can distort the underlying trend both positively and negatively. (In this Proxy Statement, "dollar" always means the U.S. dollar unless stated otherwise.) To eliminate the effect of foreign exchange fluctuations when comparing across periods, we translate current-year results at prior-year rates and remove transactional and hedging foreign exchange gains and losses from current- and prior-year periods.

"Estimated net changes in distributor inventories." This adjustment refers to the estimated net effect of changes in distributor inventories on changes in certain line items of the statements of operations. For each period compared, we use volume information from our distributors to estimate the effect of distributor inventory changes in certain line items of the statements of operations. We believe that this adjustment reduces the effect of varying levels of distributor inventories on changes in certain line items of the statements of operations and allows us to better understand our underlying results and trends.

We use the non-GAAP measure "underlying change" to calculate components of management incentive compensation. "Underlying change" differs from "organic change," which we use for certain measures, or line items, of the statements of operations when reporting our financial results publicly. "Organic change" includes all of the non-GAAP adjustments that we include in "underlying change," except that "organic change" does not include an adjustment for "estimated net change in distributor inventories," which reflects the estimated net effect of changes in distributor inventories on changes in certain line items of the statements of operations. We provide reconciliations of the "underlying change" in net sales and operating income (non-GAAP) to the change in reported net sales and operating income (GAAP) in the following tables.



69

RECONCILIATION OF NON-GAAP UNDERLYING CHANGES

RECONCILIATION OF UNDERLYING NET SALES YEAR OVER YEAR CHANGES

	PERCENTAGE CHANGE VERSUS PRIOR FISCAL YEAR				
	2021	2022	2023	2024	2025
Change in reported net sales (GAAP)	3%	14%	8%	(1)%	(5)%
Acquisitions and divestitures	0%	2%	0%	(1)%	3%
Other items (1)	0%	0%	0%	0%	1%
Foreign exchange	(1)%	2%	3%	0%	2%
Estimated net change in distributor inventories	4%	(4)%	0%	6%	(3)%
Change in underlying net sales (non-GAAP)	6%	13%	11%	4%	(2)%

(1) "Other items" includes the "JDCC" non-GAAP financial measure. See above for additional details.

RECONCILIATION OF UNDERLYING OPERATING INCOME YEAR OVER YEAR CHANGE

	PERCENTAGE CHANGE VERSUS PRIOR FISCAL YEAR				
	2021	2022	2023	2024	2025
Change in reported operating income (GAAP)	7%	3%	(6)%	25%	(22)%
Acquisitions and divestitures	(10)%	14%	4%	(27)%	16%
Impairment charges	(1)%	6%	3%	(7)%	4%
Other items (2)	2%	(2)%	0%	2%	2%
Foreign exchange	(2)%	6%	7%	4%	3%
Estimated net change in distributor inventories	9%	(12)%	0%	14%	(7)%
Change in underlying operating income (non-GAAP)	4%	15%	8%	12%	(3)%

(2) "Other items" include "JDCC," "restructuring initiative," "Foundation," and "franchise tax refund." See "Non-GAAP Financial Measures" above for additional details.

Note:Results may differ due to rounding.

OTHER METRICS

"Return on average invested capital." This measure refers to the sum of net income and after-tax interest expense, divided by average invested capital. Average invested capital equals assets less liabilities, excluding interest-bearing debt, and is calculated using the average of the most recent five quarter-end balances. After-tax interest expense equals interest expense multiplied by one minus our effective tax rate. We use this non-GAAP measure because we consider return on average invested capital to be a meaningful indicator of how effectively and efficiently we invest capital in our business.

71

72


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BROWN-FORMAN

850 Dixie Highway
Louisville, Kentucky 40210
Brown-Forman.com